ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877


SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2005
WASH, D.C.
202
SECTION

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

March 17, 2005

VIA: COURIER

United States Securities and Excha[illegible]
450 Fifth Street, N.W.
Washington, D.C. 20549


05006668

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since February 2005 (date of most recent submission) pursuant to the laws of Canada:		
a. news releases	immediately	Issuer
i. February 18, 2005		
ii. February 16, 2005		
b. Preliminary Prospectus dated February 21, 2005	upon filing of same with the principal regulator	Issuer

dlw 3/23


SEC MAIL PROCESSING
RECEIVED
MAR 18 2005
WASH, D.C. 202 SECTION

	INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
c.	MRRS Decision Document (Preliminary) /Preliminary Receipt	when: (1) principal regulator has determined that acceptable materials have been filed;and (2) the filer has confirmed to the principal regulator in a letter accompanying the materials that matters required by section 7.2(2) of National Policy 43-201 of the Canadian Securities Administrators have been complied with.	Principal Regulator
d.	Prospectus dated March 14, 2005	prior to the issuance and distribution of securities which it qualifies	Issuer
e.	MRRS Decision Document (Final) dated March 15, 2005	when: (1) all non-principal regulators have indicated that they are "Clear for Final" or have opted out of the MRRS for the filing by indicating "MRRS - Opt Out" in the SEDAR "Filing Status" screen; (2) the principal regulator has determined that acceptable materials have been filed; (3) the filer has confirmed to the principal regulator in a letter accompanying the materials that matters required by section 7.4(4) of National Policy 43-201 of the Canadian Securities Administrators have been complied with; and (4) at least two working days have elapsed from the date of the preliminary MRRS decision document.	Principal Regulator

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
f.	audited financial statements together with Management Discussion and Analysis i. December 31, 2004	within 90 days from the end of the Issuer's financial year	Issuer
g.	Form 52-109FT1 Certification of Annual Filings CEO	within 90 days from the end of the Issuer's financial year	Issuer
h.	Form 52-109FT1 Certification of Annual Filings CEO	within 90 days from the end of the Issuer's financial year	Issuer

2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:

   a. the same information as referred to in items 1.a, b, d, f, g and h above

3. Materials which the Issuer has distributed or is required to distribute to its security holders:

   a. the same information as referred to in items 1. f, g and h above

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:



Michael Kennedy

MK/jgs
Enclosures


SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2005
WASH. D.C. 202 SECTION

BIOMS MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL ANNOUNCES 2004 YEAR-END RESULTS

Edmonton, Alberta, Feb 18, 2005 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced fourth quarter and year-end results for the year ended December 31, 2004.

Highlights for 2004:

- Received Health Canada clearance for pivotal phase II/III multiple sclerosis trial;
- Initiated enrollment for pivotal MS trial;
- Received approval to expand pivotal MS trial into the United Kingdom;
- Appointed Dr. Leopold Arfors, former Product Medical Director and MS specialist at AstraZeneca, to Medical Director;
- Appointed Tony Verco, former Medical Director of AstraZeneca's Clinical Pharmacology Unit, to V.P. Clinical & Medical Affairs;
- Announced 17 additional patents for MBP8298 issued by various countries; and
- Strengthened cash position through a private placement for gross proceeds of $9.4 million.

"In 2004, we focused on and achieved three key milestones: securing regulatory approval for a pivotal trial for MBP8298 in multiple sclerosis; initiating this trial; and expanding the trial beyond Canada in keeping with our worldwide development strategy for the drug," said Mr. Kevin Giese, President of BioMS Medical. "We also invested significantly in our clinical team, recruiting some of the world's foremost experts in MS drug development to ensure that our pivotal trial is implemented swiftly, efficiently and with the highest standards."

The consolidated net loss for the twelve months ended December 31, 2004 was $12.5 million or ($0.24) per share compared to a consolidated net loss of $7.6 million or ($0.16) per share for the previous year.

Total consolidated expenses for the twelve months ended December 31, 2004 were $12,895,804 compared to $8,430,424 in the previous year. Research and development expenditures totaled $7,282,549 compared to $3,983,117 in 2003. General and administration expenditures increased to $4,097,860 compared to $2,957,175 in 2003. Research and development expenses increased due to increased activity related to preparation for and initiation of the Company's pivotal trial for MBP8298. General and administration costs increased as a result of a general increase in the overall activity of the Company. Revenue consisted entirely of interest earned on funds invested and was $388,570 for the twelve-month period ended December 31, 2004 compared to $789,897 for the previous year.

As at December 31, 2004 cash and short-term investments totaled $14,385,600 as compared to $18,948,634 at December 31, 2003. At December 31, 2004, the Corporation had working capital of $14 million as compared to $17 million at December 31, 2003. The current working capital is sufficient for the Corporation to meet its on going obligations.

In the fourth quarter ended December 31, 2004, the Company incurred a loss of $3,525,748 or ($0.07) per share compared to a loss of $2,746,817 or ($0.06) per share in the fourth quarter of 2003. Revenue was $86,354 in the fourth quarter of 2004 compared to $195,460 in the fourth quarter of 2003. Research and development expenses increased to $1,852,438 in the fourth quarter of 2004 compared to $1,713,430 in the fourth quarter of 2003. General and Administrative costs increased to $1,377,896 in the fourth quarter of 2004 from $851,900 in the fourth quarter of 2003.

About BioMS Medical Corp.
BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company is poised to initiate a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery of drugs into cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Equicom Group
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Renmark Financial
Phone: 514-939-3989
bmire@renmarkfinancial.com



FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL ANNOUNCES SHORT-FORM PROSPECTUS OFFERING FOR $36 MILLION

Edmonton, Alberta, February 14, 2005 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced it has reached agreement with Fraser Mackenzie Limited ("Fraser Mackenzie") under which Fraser Mackenzie will lead a banking syndicate for a short-form prospectus offering, on a best efforts basis, of 10,000,000 units of the Company at a planned price of $3.60 per unit, which is an average closing price of the last 5 trading days at a 10% discount. An over allotment option of 15% or 1,500,000 units at the issue price will also be granted to accommodate any over-subscriptions above the $36 million offering.

Each unit will consist of one common share of the Company and a four year share purchase warrant entitling the holder to acquire an additional common share at a price of $5.00 per share. The offering is anticipated to close on or around March 31, 2005.

Proceeds from this offering will be used to finance the pivotal phase II/III clinical trial for the Company's lead product, MBP8298, for the treatment of multiple sclerosis. Patients are currently being enrolled at multiple sites across Canada, with Europe to follow.

"We are pleased that Fraser Mackenzie will be leading what will primarily be an institutional offering for Canadian and European entities," said Kevin Giese, President of BioMS Medical.

The short-form prospectus offering is subject to the approval of the Toronto Stock Exchange and approval of the Company's prospectus by regulatory authorities.

About Fraser Mackenzie

Fraser Mackenzie is an independent investment dealer providing objective, value-added equity research in North American and Europe. Fraser Mackenzie distributes its research and provides sales and trading services for institutional investors and offers investment banking services for small- and mid-cap enterprises, as well as private equity investment services.

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company is poised to initiate a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery of drugs into cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Equicom Group
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Renmark Financial
Phone: 514-939-3989
bmire@renmarkfinancial.com

Tony Hesby
VP Corporate Affairs
BioMS Medical Corp.
Phone: 780-413-7152
Tony.hesby@biomsmedical.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in the provinces of Alberta, Ontario, British Columbia, Manitoba, Saskatchewan and Quebec but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"). Accordingly, except to the extent permitted by the Agency Agreement, the securities offered hereby may not be offered or sold within the United States of America and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".*

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of BioMS Medical Corp., 6030 – 88th Street, Edmonton, Alberta T6E 6G4, phone (780) 413-7152, or by accessing the Corporation's disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (Sedar) which can be accessed at www.sedar.com.*

New Issue **February 21, 2005**

PRELIMINARY SHORT FORM PROSPECTUS

BIOMS MEDICAL CORP.

$36,000,000
10,000,000 Units
Price: $3.60 per Unit

BioMS Medical Corp. ("BioMS" or the "Corporation") is offering (the "Offering") an aggregate of 10,000,000 units (the "Units") at a price of $3.60 per Unit, each Unit consisting of one (1) Class A common share (the "Common Shares") of the Corporation and one (1) common share purchase warrant (the "Warrants"), each Warrant entitling the holder to purchase one (1) Common Share (the "Warrant Shares") at a price of $5.00 per Warrant Share for a period of four (4) years from the closing of the Offering. The Units are being offered on a best efforts basis pursuant to an agency agreement (the "Agency Agreement") among the Corporation and Fraser Mackenzie Limited (the "Lead Agent"). Pacific International Securities Inc. of Vancouver, British Columbia, and Dlouhy Merchant Group Inc. of Montreal, Quebec, shall act as co-agents to the Lead Agent with respect to the Offering (the "Co-Agents") (the Lead Agent and the Co-Agents are hereinafter collectively referred to as (the "Agents"). The outstanding Common Shares of BioMS are listed for trading on the Toronto Stock Exchange (the "TSX"). On February 18, 2005 the closing price of the Common Shares on the TSX was $3.79. There is no market for the Warrants and the Corporation does not intend to make application to list the Warrants on any stock exchange. The offering price of the Units offered hereby was determined by negotiation between the Corporation and the Lead Agent, and in the context of the market.

There are certain risk factors which should be carefully reviewed by prospective purchasers. See "Risk Factors" beginning on page 7 of this short form prospectus.

	Price to the Public	Agent's Fee (1)	Net Proceeds to the Corporation (1)(2)(3)(4)
Per Unit	$3.60	$0.216	$3.384
Total:	$36,000,000	$2,160,000	$33,840,000

Notes:

(1) *The Agents have been granted an over-allotment option (the "Over-Allotment Option") entitling the Agents to sell up to an additional 1,500,000 Units (the "Over-Allotment Units") on the same terms as set forth above in order to cover any over-allotments. The Over-Allotment Option may be exercised in whole or in part at any time up to thirty (30) days from the date of closing of the Offering. This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of the Over-Allotment Option to the Agents and the issuance of any Over-Allotment Units on exercise of the Over-Allotment Option. If the maximum Offering is subscribed for and the Over-Allotment Option is exercised in full, the total number of Units sold under the Offering will be 11,500,000, the total price to the public will be $41,400,000, the total Agents' fee will be $2,484,000 and the total net proceeds to the Corporation will be $38,916,000 before deducting expenses of the Offering, estimated to be $200,000, and the Lead Agent's Fiscal Agency Fee of $360,000. References to Units in this short form prospectus shall include the 10,000,000 Units together with the Over-Allotment Units, as applicable in the context used. See "Plan of Distribution".*

(2) *The Corporation has also agreed to grant to the Agents a broker's warrant (the "Broker's Warrant") on closing of the Offering. The Broker's Warrant will entitle the Agents to acquire that number of common shares of the Corporation as is equal to 5% of the number of Units sold under the Offering at $3.60 per share for a period of two (2) years from closing of the Offering, and to acquire that number of shares as is equal to 2½% of the number of Units sold under the Offering at a price of $5.00 per share for a period of four (4) years from the closing of the Offering. This short form prospectus qualifies the issuance of the Broker's Warrant to the Agents and the issuance of the shares on exercise of the Broker's Warrant. See "Plan of Distribution".*

(3) *The Lead Agent will also receive a fiscal agency fee (the "Fiscal Agency Fee") equal to 1% of the gross proceeds of the Offering payable in cash on closing of the Offering.*

(4) *Before deducting expenses of the issue estimated to be $200,000, which expenses will be paid from the general funds of the Corporation.*

The Agents, as agents, conditionally offer the Units and Over-Allotment Units for sale, subject to prior sale if, as and when issued by the Corporation and delivered to and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Corporation by Anfield Sujir Kennedy & Durno of Vancouver, British Columbia and on behalf of the Agents by Garfinkle, Biderman LLP of Toronto, Ontario. In connection with the Offering, the Agents may effect transactions which stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates for the Common Shares, Warrants and Broker Warrants will be available for delivery on the closing of this offering, which is expected to occur on or about March 31, 2005, or such other date as may be agreed upon between the Corporation and the Agents.

TABLE OF CONTENTS

GENERAL MATTERS

In this prospectus, unless otherwise indicated or the context otherwise requires, the terms "BioMS", the "Corporation", "we", "us", and "our" are used to refer to BioMS Medical Corp.

Unless otherwise indicated, all references to "$" are references to Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of BioMS Medical Corp., 6030 – 88th Street, Edmonton, Alberta T6E 6G4, phone (780) 413-7152, and on Sedar. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Corporation at the above-mentioned address and telephone number. The following documents of the Corporation are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Corporation dated May 19, 2004;

(b) the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2004 and the auditors' report thereon dated February 3, 2005; and

(c) Management Discussion and Analysis for the financial year ended December 31, 2004.

Any document of the type referred to in the preceding paragraph and any material change reports (excluding confidential reports) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements concerning the Corporation's present and future business, operations and financial performance and condition. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such

forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set out under "Risk Factors" and other factors beyond the control of the Corporation.

THE CORPORATION

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name "576693 BC Ltd.". The Corporation changed its name to "EPS Capital Corp." on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001 and the Corporation is now governed by the *Business Corporations Act* (Alberta). The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

The Corporation has one (1) subsidiary: BioMS Technology Corp. ("BioMS Technology"). BioMS Technology was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., changed its name to Rycor Technology Investments Corp. on January 19, 2000, and changed its name to BioMS Technology Corp. on May 6, 2004. BioMS Technology's principal business office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8. All of the issued and outstanding shares of BioMS Technology Corp., are owned by the Corporation.

The corporate structure of the Corporation and its subsidiary is as follows:


BioMS Medical Corp.
(continued under the laws of the Province of Alberta)
100%
BioMS Technology Corp.
(incorporated under the laws of the Province of Alberta)

DESCRIPTION OF BUSINESS

BioMS is a biopharmaceutical company and is currently engaged in the research and development of two medical technologies. The first technology, and the Corporation's primary focus, is for the treatment of multiple sclerosis.

The Corporation, through BioMS Technology, has obtained an exclusive worldwide license to a medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named MBP8298. A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. MBP8298 is intravenously injected into multiple sclerosis patients as a therapeutic treatment.

The Corporation is conducting a pivotal Phase II/III human clinical trial of MBP8298 in patients with Secondary Progressive Multiple Sclerosis. In 2004 the Corporation received clearance to conduct the clinical trial in Canada from Health Canada and in the United Kingdom from Medicines and Healthcare products Regulatory Agency (MHRA). It is expected that applications for regulatory approval to conduct the trial will follow in a second European jurisdiction and possibly the United States. The enrolment of patients has commenced in Canada. Total enrolment of the targeted 553 patents is expected to take approximately one year, and the trial requires that all patients complete two years of treatment plus follow up assessment. An interim analysis is planned when the first 200 out of a total 453 target responder patients (those with HLA DR2 or DR4 immune response genes) complete two years of the clinical trial.

The second technology involves a method for mobilizing hematopoetic cells in humans and is called HYC750.

The Corporation has obtained an exclusive worldwide license to HYC750 from the University of Alberta. HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing and as a carrier matrix for cells and drugs. In those applications, hyaluronic acid has been shown to be very safe. HYC750 has a number of potential uses; however, the current focus of the Corporation is on its use as a treatment for the side effects of chemotherapy.

The Corporation is planning a Phase I "proof of concept" trial with HYC750 in Canada in order to establish the safety of the drug in patients and to measure hematopoetic cell mobilization effects. It is expected that the regulatory filings for approval of, and subsequent commencement of the trial will occur in 2005. It is anticipated that the trial will be approximately one year in duration.

The Corporation has also entered into an agreement with the University of Alberta, Dr. Leonard I. Wiebe, Dr. James Diakur and BioCyDex Inc. ("BioCyDex"). Pursuant to this agreement the Corporation has committed to purchase a 30% interest in BioCyDex for $200,000; as of December 31, 2004, a 28% interest has been acquired . The Corporation has the option to purchase a further 20% interest in BioCyDex for fair market value at the time of purchase on or before December 31, 2005. BioCyDex has exclusive worldwide licenses from the University of Alberta for two technologies. One technology relates to the delivery of anti-viral and chemotherapy drugs into cells for the purpose of improving the effectiveness of those drugs. The other technology relates to the imaging of genes that have been delivered into cells as part of gene therapy treatment. Both technologies are at an early stage of development.

USE OF PROCEEDS

The net proceeds of this issue, after deducting the Agents' fee of $2,160,000 and the Lead Agent's Fiscal Agency Fee of $360,000, will amount to $33,480,000, if the maximum Offering is subscribed for, assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering after deducting the Agents' fee, and Lead Agent's Fiscal Agency Fee will be $38,502,000 if the maximum Offering is subscribed for. The expenses of this Offering, estimated to be $200,000, assuming the maximum Offering, will be paid from the general funds of the Corporation. The net proceeds of the Offering will be applied towards the Phase II human clinical trial of MBP8298 in Multiple Sclerosis patients currently underway referred to under the heading "Description of Business" and the balance will be used for general working capital.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The total Offering consists of 10,000,000 Units, each Unit consisting of one (1) Common Share and one (1) Warrant. Each Warrant entitles the holder to purchase one (1) Warrant Share at a price of $5.00 per Warrant Share for a period of four (4) years from the closing of the Offering.

Each holder of Common Shares is entitled to one vote for each share held. The Common Shares rank equally in all respects. The holders of Common Shares are entitled to attend and vote at all meetings of shareholders of the Corporation on the basis of one vote for each Common Share held by them, except at meetings at which only holders of a specified class or series of a class of shares are entitled to attend and vote. The holders of Common Shares are also entitled to receive dividends if, as and when declared by the board of directors of the Corporation on the Common Shares and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the Common Shares. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the *Business Corporations Act* (Alberta) and its regulations.

The Warrants shall be transferable and will be issued in registered form and be governed by the terms of a warrant indenture (the "Warrant Indenture") to be entered into between the Corporation and Pacific Corporate Trust Company at its principal offices in the City of Vancouver. The Warrant Indenture will contain, among other things, anti-dilution provisions and provisions for the appropriate adjustment of the class, number and price of the Warrant Shares issuable pursuant to any exercise of the Warrants upon the occurrence of certain events including any subdivision, consolidation or reclassification of the Common Shares or the payment of stock dividends or any voluntary or involuntary dissolution, liquidation, winding-up, amalgamation or re-organization of the Corporation.

The Warrants are exercisable at any time after their date of issue until 5:00 p.m. (Toronto time) up to and including the date that is 48 months from the date of closing of the Offering. Each whole Warrant entitles the holder thereof to purchase one (1) Common Share at an exercise price of $5.00, subject to certain adjustments as summarized below. No fractional Common Shares will be issued upon the exercise of Warrants and in lieu thereof, if applicable, a cash payment will be made based on the then current market price of the Common Shares. Pursuant to the terms of the Warrants, subject to applicable law, we may purchase, by private contract or otherwise, all of or any of the Warrants then outstanding and any Warrants so purchased will be cancelled.

The Warrants include standard anti-dilution adjustment provisions such that the number of Common Shares, issuable will be adjusted upon the occurrence of certain events, including in the event of a sub-division or consolidation of the outstanding Common Shares or the issue of Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend. In the event of an acquisition of more than one-half of the voting or equity interests of the Corporation, a sale of all or substantially all of the assets, property or business of the Corporation, or a consolidation or merger of the Corporation with or into another entity, the holders of Warrants who exercise their Warrants will be entitled to receive such common shares of the acquiring company or cash, shares or other securities or other property as they would have been entitled to receive if, on the record date or effective date of such events, they had been the registered holders of the number of Common Shares to which such holders of Warrants were entitled upon the exercise of their Warrants, provided that holders of Warrants who do not exercise their Warrants will be entitled to receive replacement warrants of the acquiring company having the same terms, conditions and economic value as the Warrants for the unexpired term of the Warrants.

From time to time we and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Indenture for certain purposes that do not adversely affect the interests of the holders of the Warrants, including curing defects or inconsistencies. Any amendment or supplement to the Warrants that adversely affects or may adversely affect the interests of the holders of the Warrants may only be made by way of "extraordinary resolution", being a resolution passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66% of the aggregate number of Warrants then outstanding represented at the meeting, or rendered by instruments in writing signed by the holders of not less than 66% of the aggregate number of Warrants then outstanding.

CONSOLIDATED CAPITALIZATION

Since December 31, 2004, the date of the Corporation's last filed audited financial statements, no changes have occurred in the share and loan capital of the Corporation.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated as of February ♦, 2005 (the "Agency Agreement") between the Corporation and the Lead Agent, the Corporation has appointed the Agents to offer the Units for sale to the public. The Lead Agent has agreed to assist the Corporation in the preparation and filing of this short form prospectus to qualify the Units for distribution to the public and to offer for sale to the public the Units offered herein, upon the terms and subject to the conditions contained in the Agency Agreement. The Agents have agreed to use their best efforts to sell the Units offered herein and will receive a fee equal to $0.216 (6%) for each Unit sold. The Corporation has also agreed to issue to the Agents a Broker's Warrant on closing of the Offering. The Broker's Warrant will entitle the Agents to acquire that number of Common Shares of the Corporation as is equal to 5% of the number of Units sold pursuant to the Offering at a price of $3.60 per share for a period of two (2) years from closing of the Offering, and to acquire that number of Common Shares as is equal to 2½% of the number of Units sold under the Offering at a price of $5.00 per share for a period of four (4) years from closing of the Offering. The distribution of the Broker's Warrant to the Agents and the issuance of the shares on exercise of the Broker's Warrant are qualified under this short form prospectus. The Corporation has also agreed to pay the Lead Agent a fiscal agency fee equal to 1% of the gross proceeds of the Offering and is responsible for all reasonable out-of-pocket expenses incurred by the Lead Agent in connection with the Offering, including fees and disbursements of the Lead Agent's legal counsel, Garfinkle, Biderman LLP. The Agents may form a sub-agency group including other qualified investment dealers, and will be responsible for determining the fee payable to the members of such group, which fee will be paid by the Agents out of their fee. The Offering price was determined by negotiation between the Corporation and the Lead Agent.

The Corporation has granted the Over-Allotment Option to the Agents, entitling the Agents to acquire an additional 1,500,000 Over-Allotment Units to cover any over-allotments, if any, and for market stabilization purposes, at a price of $3.60 per Over-Allotment Unit. The Over-Allotment Option may be exercised by the Agents, in whole or in part, at any time up to 30 days after the date of closing of the Offering. The issuance of the Over-Allotment Option to the Agents and the issuance of any Over-Allotment Units on exercise of the Over-Allotment Option are qualified under this short form prospectus. If the Over-Allotment Option is fully exercised, the total number of Units sold under the Offering will be 11,500,000, the total price to the public will be $41,400,000, the total Agents' fee will be $2,484,000 and the total net proceeds to the Corporation will be $38,916,000 (before deducting expenses of the Offering estimated to be $200,000 and the Lead Agent's Fiscal Agency Fee of $360,000 assuming the maximum Offering subscribed for).

Subscriptions for the Units will be accepted until the closing date. While the Agents have agreed to use their best efforts to sell the Units, the Agents are not obliged to purchase any Units which are not sold. The obligations of the Lead Agent under the Agency Agreement may be terminated at any time before the closing of the Offering and the obligations of subscribers to purchase the Units will then cease, at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time on the occurrence of certain stated events.

The Corporation has applied to list the Common Shares forming part of the Units, Broker Warrants, Over-Allotment Units and the Warrant Shares on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. There is no market for the Warrants and the Corporation does not intend to apply to have the Warrants listed on the TSX or any other stock exchange.

The Units will be offered in the provinces of Alberta, Ontario, British Columbia, Manitoba, Saskatchewan and Quebec. The Units, Common Shares, Broker Warrants, Over-Allotment Units, Warrants and Warrant Shares have not been and will not be registered under the 1933 Act or the securities laws of any state and, subject to certain exceptions, may not be offered or sold, directly or indirectly, in the United States or to or for the account or benefit of any U.S. person (as defined in Regulation S under the 1933 Act). The Agents have agreed that it will not offer or sell any Units or Over-Allotment Units within the United States or to or for the account or benefit of any U.S. person (as defined in Regulation S under the 1933 Act), except in accordance with the Agency Agreement, which permits the Agents to offer and sell Units or Over-Allotment Units in certain transactions exempt from the registration requirements of the 1933 Act. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Units or Over-Allotment Units in the United States. In addition, until 40 days after the commencement of the Offering, any offer or sale of the Units or Over-Allotment Units offered herein within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the 1933 Act if that offer or sale is made otherwise than in accordance with an available exemption.

Pursuant to policy statements of the Ontario Securities Commission, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. The Corporation has been advised by the Agents that, in connection with the Offering, subject to the foregoing and applicable laws, the Agents may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

ELIGIBILITY FOR INVESTMENT

In the opinion of Anfield Sujir Kennedy & Durno, counsel for the Corporation, at the date hereof, an investment in the Units and Over-Allotment Units is a qualified investment for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, the "Plans") under the *Income Tax Act* (Canada) and, based in part on information provided by the Corporation would not, as of the date hereof, constitute foreign property for such Plans.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Corporation by Anfield Sujir Kennedy & Durno of Vancouver, British Columbia, and on behalf of the Agents by Garfinkle, Biderman LLP of Toronto, Ontario. As of the date hereof, partners, counsel and associates of Anfield Sujir Kennedy & Durno hold less than 1% of the Common Shares. Mr. Michael Kennedy, a partner of the law firm of Anfield Sujir Kennedy & Durno, is the Corporate Secretary of the Corporation and such law firm receives fees from time to time for legal services provided to the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Collins Barrow, Chartered Accountants, 1550 AT&T Tower, 10250 - 101 Street, Edmonton, AB T5J 3P4.

The transfer agent and registrar for the Common Shares is Pacific Corporate Trust Company, at its principal offices in the city of Vancouver.

RISK FACTORS

Prospective purchasers of the Units should give careful consideration to the risk factors listed on pages 9 to 15 of the Corporation's Renewal Annual Information Form dated May 19, 2004 which is incorporated by reference herein, as well as other information contained in this short form prospectus and incorporated by reference herein including the financial statements and related notes. These risk factors include: (i) the Corporation being in an early stage of development; (ii) the Corporation's lack of revenue and history of losses; (iii) risks of preclinical and clinical testing; (iv) the ability of the Corporation to obtain, protect and use patents and other proprietary rights; (v) the Corporation's dependence on collaborative partners; (vi) the ability of the Corporation to keep abreast of rapid technological change; (vii) the ability of the Corporation to succeed against competition; (viii) the Corporation's lack of manufacturing experience; (ix) the Corporation's reliance on key personnel; (x) product liability and the Corporation's ability to maintain insurance; (xi) the Corporation's ability to maintain licenses; (xii) the Corporation's reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation. See "Documents Incorporated by Reference".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if this short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITOR'S CONSENT

We have read the short form prospectus of BioMS Medical Corp. (the "Corporation") dated ♦, 2005, qualifying the distribution of up to 10,000,000 Units of the Corporation, each Unit comprised of one Class A common share in the capital of the corporation and one warrant, each warrant entitling the holder thereof to purchase one Class A common share for a period of 48 months following the closing date of the offering. We have complied with Canadian generally accepted standards for an auditor's involvement with the offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flow for the years then ended. Our report is dated February 3, 2005.

Signed: ♦
Chartered Accountants

CERTIFICATE OF THE CORPORATION

DATED: February 21, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of Alberta, Ontario, British Columbia, Manitoba, Saskatchewan and Quebec. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Kevin A. Giese"

KEVIN A. GIESE
President and Chief Executive Officer

"Don Kimak"

DON KIMAK
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Laine M. Woollard"

LAINE M. WOOLLARD
Director

"John Wetherell"

DR. JOHN WETHERELL
Director

CERTIFICATE OF THE AGENTS

DATED: February 21, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

FRASER MACKENZIE LIMITED

By: *"Richard Goldstein"*

Richard Goldstein
Director of Investment Banking

PACIFIC INTERNATIONAL SECURITIES INC.

By: *"Jim Defer"*

Jim Defer
Vice-President, Corporate Finance

DLOUHY MERCHANT GROUP INC.

By: *"Peter Dlouhy"*

Peter Dlouhy
Vice-President

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières des provinces de l'Alberta, de l'Ontario, de la Colombie-Britannique et de Québec; toutefois, ce document n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrits ne peuvent être vendus avant que l'autorité en valeurs mobilières n'ait visé le prospectus simplifié.

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. ***Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Toute personne qui donne à entendre le contraire commet une infraction.*** *Les titres visés par le présent prospectus simplifié n'ont pas été ni ne seront inscrits aux termes de la loi des États-Unis intitulée* Securities Act of 1933, *dans sa version modifiée (la « Loi de 1933 »). Par conséquent, sauf dans la mesure où cela est permis en vertu de la convention de placement pour compte, ils ne peuvent être offerts ni vendus aux États-Unis et le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation d'une offre d'acheter l'un ou l'autre des titres offerts aux présentes aux États-Unis. Se reporter à la rubrique « Mode de placement ».*

L'information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. *On peut obtenir sans frais des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au chef des finances de BioMS Medical Corp., 6030, 88th Street, Edmonton (Alberta) T6E 6G4, téléphone : (780) 413-7152, ou on peut accéder aux documents d'information de la société disponibles par Internet en ayant recours au Système électronique de données, d'analyses et de recherches (SEDAR) à l'adresse www.sedar.com.*

Nouvelle émission **Le 21 février 2005**

PROSPECTUS SIMPLIFIÉ PROVISOIRE

BIOMS MEDICAL CORP.

36 000 000 $
10 000 000 d'unités
Prix : 3,60 $ l'unité

BioMS Medical Corp. (« BioMS » ou la « société ») offre (le « placement ») un nombre global de 10 000 000 d'unités (les « unités ») au prix de 3,60 $ l'unité, chaque unité consistant en une (1) action ordinaire de catégorie A (les « actions ordinaires ») de la société et en un (1) bon de souscription d'actions ordinaires (les « bons de souscription »), chaque bon de souscription donnant droit au porteur d'acheter une (1) action ordinaire (les « actions sous-jacentes ») au prix de 5,00 $ par action sous-jacente pendant une période de quatre (4) ans à compter de la clôture du placement. Les unités sont offertes dans le cadre d'un placement pour compte aux termes d'une convention de placement pour compte (la « convention de placement pour compte ») intervenue entre la société et Fraser Mackenzie Limited (le « chef de file »). Pacific International Securities Inc., Vancouver (Colombie-Britannique), et Dlouhy Merchant Group Inc., Montréal (Québec), agiront à titre de coplaceurs pour compte du chef de file à l'égard du placement (les « coplaceurs pour compte ») (le chef de file et les coplaceurs pour compte sont désignés aux présentes collectivement, les « placeurs pour compte »). Les actions ordinaires en circulation de BioMS sont inscrites à la cote de la Bourse de Toronto (la « TSX »). Le 18 février 2005, le cours de clôture des actions ordinaires à la TSX était de 3,79 $. Il n'existe aucun marché pour les bons de souscription et la société n'entend pas soumettre de demande afin que les bons de souscription soient inscrits à la cote d'une bourse. Le prix d'offre des unités offertes aux présentes a été fixé par voie de négociation entre la société et le chef de file ainsi que dans le contexte du marché.

Il existe certains facteurs de risque que les souscripteurs éventuels devraient examiner attentivement. Se reporter à la rubrique « Facteurs de risque » à la page 8 du présent prospectus simplifié.

	Prix d'offre	Rémunération du placeur pour compte[1)]	Produit net revenant à la société[1)2)3)4)]
Par unité	3,60 $	0,216 $	3,384 $
Total :	36 000 000 $	2 160 000 $	33 840 000 $

Notes :

1) *Les placeurs pour compte se sont vus accorder une option aux fins d'attributions excédentaires (l'« option aux fins d'attributions excédentaires ») leur permettant de vendre jusqu'à 1 500 000 unités supplémentaires (les « unités aux fins d'attributions excédentaires ») selon les mêmes modalités que celles indiquées ci-dessus, afin de couvrir les attributions excédentaires, le cas échéant. L'option aux fins d'attributions excédentaires peut être levée en totalité ou en partie, en tout temps dans les trente (30) jours suivant la date de clôture du placement. Le présent prospectus simplifié permet l'octroi de l'option aux fins d'attributions excédentaires de même que l'émission de l'option aux fins d'attributions excédentaires aux placeurs pour compte et l'émission d'unités aux fins d'attributions excédentaires à la levée de l'option aux fins d'attributions excédentaires. Si le placement maximum est souscrit et que l'option aux fins d'attributions excédentaires est levée intégralement, le nombre total d'unités vendues dans le cadre du placement sera de 11 500 000, le prix d'offre total s'établira à 41 400 000 $, la rémunération totale des placeurs pour compte, à 2 484 000 $, et le produit net total revenant à la société, à 38 916 000 $, avant déduction des frais du présent placement estimés à 200 000 $ et de la commission d'agent payeur du chef de file de 360 000 $. Dans le présent prospectus simplifié, les renvois aux unités font référence, selon que l'exige le contexte, aux 10 000 000 d'unités et aux unités aux fins d'attributions excédentaires. Se reporter à la rubrique « Mode de placement ».*

2) *La société a également convenu d'accorder aux placeurs pour compte un bon de souscription de courtier (le « bon de souscription de courtier ») à la clôture du placement. Le bon de souscription de courtier permettra aux placeurs pour compte d'acquérir des actions ordinaires de la société en un nombre correspondant à 5 % du nombre d'unités vendues dans le cadre du placement au prix de 3,60 $ l'action pendant une période de deux (2) ans à compter de la clôture du placement, de même que le droit d'acquérir des actions en un nombre correspondant à 2 ½ % du nombre d'unités vendues dans le cadre du placement au prix de 5,00 $ l'action pendant une période de quatre (4) ans à compter de la clôture du placement. Le présent prospectus simplifié permet l'émission du bon de souscription de courtier aux placeurs pour compte de même que l'émission des actions à l'exercice du bon de souscription de courtier. Se reporter à la rubrique « Mode de placement ».*

3) *Le chef de file recevra également une commission d'agent payeur (la « commission d'agent payeur ») correspondant à 1 % du produit brut tiré du placement, payable en espèces à la clôture du placement.*

4) *Avant déduction des frais d'émission estimés à 200 000 $ qui seront réglés par prélèvement sur les fonds généraux de la société.*

Les placeurs pour compte offrent conditionnellement les unités de même que les unités aux fins d'attributions excédentaires, sous les réserves d'usage concernant leur vente préalable, leur émission et leur livraison par la société et leur acceptation par les placeurs pour compte en conformité avec les conditions de la convention de placement pour compte dont il est question sous la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Anfield Sujir Kennedy & Durno, Vancouver (Colombie-Britannique), pour le compte de la société, et par Garfinkle, Biderman LLP, Toronto (Ontario), pour le compte des placeurs pour compte. Les placeurs pour compte peuvent, dans le cadre du placement, effectuer des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires en conformité avec les règles de stabilisation du marché applicables. Ces opérations, une fois commencées, peuvent être interrompues en tout temps.

Les souscription seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et sous réserve du droit de clore les registres de souscription en tout temps sans préavis. Il est prévu que les certificats en leur forme définitive représentant les actions ordinaires, les bons de souscription et les bons de souscription de courtier seront disponibles aux fins de livraison à la clôture du présent placement qui devrait avoir lieu vers le 31 mars 2005, ou à toute autre date dont peuvent convenir la société et les placeurs pour compte.

TABLE DES MATIÈRES

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QUESTIONS D'ORDRE GÉNÉRAL

Dans le présent prospectus, sauf indication contraire ou à moins que le contexte ne l'exige autrement, les termes « BioMS », la « société », « nous », « notre » et « nos » servent à désigner BioMS Medical Corp.

Sauf indication contraire, tous les renvois à des dollars font référence à des dollars canadiens.

DOCUMENTS INTÉGRÉS PAR RENVOI

L'information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. On peut obtenir sans frais des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au chef des finances de BioMS Medical Corp., 6030, 88th Street, Edmonton (Alberta) T6E 6G4, téléphone : (780) 413-7152, de même qu'en ayant recours à SEDAR. Pour son application au Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information auprès du chef des finances de la société à l'adresse et au numéro de téléphone précités. Les document suivants de la société sont expressément intégrés par renvoi dans le présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de renouvellement de la société datée du 19 mai 2004;

b) les états financiers comparatifs consolidés vérifiés de la société pour l'exercice terminé le 31 décembre 2004 ainsi que le rapport des vérificateurs y afférent daté du 3 février 2005;

c) le rapport de gestion pour l'exercice terminé le 31 décembre 2004.

Tous les documents du genre énumérés ci-haut et tous les rapports de changement important (sauf les avis confidentiels) déposés par la société auprès des commissions des valeurs mobilières ou d'autres autorités analogues au Canada après la date du présent prospectus simplifié et avant la fin du présent placement sont réputés intégrés par renvoi dans le présent prospectus simplifié.

Toute déclaration contenue dans un document intégré ou réputé intégré par renvoi dans les présentes est réputée modifiée ou remplacée, pour les besoins du présent prospectus simplifié, dans la mesure où elle est modifiée ou remplacée par une déclaration contenue dans les présentes ou dans tout autre document déposé ultérieurement qui est également intégré ou réputé intégré par renvoi dans les présentes. Il n'est pas nécessaire de préciser dans la nouvelle déclaration que celle-ci modifie ou remplace une déclaration antérieure ni d'y inclure une autre information donnée dans le document qu'elle modifie ou remplace. La modification ou le remplacement d'une déclaration n'est pas réputé constituer une admission, à quelque fin que ce soit, du fait que la déclaration modifiée ou remplacée, au moment où elle a été faite, constituait une information fausse ou trompeuse, une déclaration inexacte d'un fait important ou une omission de déclarer un fait important qu'il est obligatoire ou nécessaire de déclarer pour rendre une déclaration non trompeuse dans les circonstances dans lesquelles elle a été faite. Seule la déclaration ainsi modifiée ou remplacée est réputée faire partie intégrante du présent prospectus simplifié.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés contenus dans le présent prospectus simplifié de même que dans certains documents intégrés par renvoi dans le présent prospectus simplifié constituent des énoncés prospectifs concernant l'entreprise, les activités, le rendement financier et la situation financière, présents et futurs, de la société. À l'exception des énoncés portant sur des faits historiques, tous les énoncés sont prospectifs. L'usage de termes tels que « anticiper », « planifier », « poursuivre », « estimer », « prévoir », « avoir l'intention », « pouvoir », « projeter », « prédire », « possible », « devrait », « croire » et autres expressions similaires sert à indiquer qu'il s'agit d'énoncés prospectifs. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux que prévoient ces énoncés prospectifs. La société estime que les

attentes que reflètent ces énoncés prospectifs sont raisonnables mais rien ne garantit que ces énoncés s'avéreront exacts et, par conséquent, les lecteurs sont invités à ne pas se fier indûment aux énoncés prospectifs inclus dans le présent prospectus simplifié ou qui y sont intégrés par renvoi. Ces énoncés sont formulés à la date du présent prospectus simplifié ou à la date précisée dans les documents intégrés par renvoi dans le présent prospectus simplifié. Les résultats réels pourraient différer considérablement de ceux que prévoient ces énoncés prospectifs en raison des facteurs de risque énoncés sous la rubrique « Facteurs de risque » ainsi que d'autres facteurs échappant au contrôle de la société.

LA SOCIÉTÉ

La société a été constituée le 15 décembre 1998 sous le régime de la loi de la Colombie Britannique intitulée *Company Act* sous la dénomination « 576693 BC Ltd. ». Le 9 février 2000, la société a adopté la dénomination « EPS Capital Corp. », qu'elle a abandonnée au profit de « BioMS Medical Corp. » le 30 juillet 2001. La société a été prorogée sous le régime des lois de la province de l'Alberta le 31 juillet 2001 et ses activités sont désormais régies par la loi de l'Alberta intitulée *Business Corporations Act*. Son siège social se trouve au 6030, 88th Street, Edmonton (Alberta) T6E 6G4 et sa principale place d'affaires au 3200 Manulife Place, 10180, 101 Street, Edmonton (Alberta) T5J 3W8.

La société possède une filiale : BioMS Technology Corp. (« BioMS Technology »). BioMS Technology a été constituée sous le régime des lois de l'Alberta le 31 décembre 1998 sous la dénomination 812867 Alberta Ltd., qui a été remplacée par Rycor Technology Investments Corp. le 19 janvier 2000, dénomination qui a été remplacée par BioMS Technology Corp. le 6 mai 2004. BioMS Technology a sa principale place d'affaires au 6030, 88th Street, Edmonton (Alberta) T6E 6G4 et son siège social au 3200 Manulife Place, 10180, 101 Street, Edmonton (Alberta) T5J 3W8. La société est propriétaire de la totalité des actions émises et en circulation de BioMS Technology.

Le diagramme suivant présente la structure d'entreprise de la société et de sa filiale :


BioMS Medical Corp.
(prorogée sous le régime des lois de l'Alberta)
100 %
Rycor Technology Investments Corp.
(constituée sous le régime des lois de l'Alberta)

DESCRIPTION DES ACTIVITÉS

BioMS est une société biopharmaceutique dont les activités se concentrent actuellement sur la recherche et le développement de deux technologies médicales. La première de ces technologies, qui constitue le point central des activités de la société, porte sur le traitement de la sclérose en plaques.

Par l'intermédiaire de BioMS Technology, la société a obtenu une licence mondiale exclusive pour exploiter la technologie médicale mise au point à la Clinique de soins et de recherche pour les patients atteints de la sclérose en plaques de l'Université de l'Alberta, qui porte sur le traitement de la sclérose en plaques. Cette technologie repose sur un peptide de synthèse de la protéine de base de la myéline, nommé

MBP8298, qui se compose de 17 acides aminés. Un peptide est un composé de deux acides aminés ou plus reliés par une liaison peptidique. Le MBP8298 est administré à des fins thérapeutiques par voie intraveineuse aux patients souffrant de sclérose en plaques.

La société procède présentement à un essai clinique déterminant de phase II/III chez les humains du MBP8298 auprès de patients atteints de sclérose en plaques progressive secondaire. En 2004, la société a obtenu l'autorisation de Santé Canada d'entreprendre l'essai clinique au Canada de même qu'elle a reçu l'autorisation d'entreprendre un tel essai au Royaume-Uni de la Medicines and Healthcare products Regulatory Agency (MHRA). Des demandes similaires devraient être déposées par la suite auprès des autorités d'un autre territoire européen et peut-être également aux États-Unis. Au Canada, on a commencé à recruter des patients. Il faudra compter environ un an pour recruter le nombre total de patients prévu qui est de 553 et l'essai exige de tous les patients qu'ils suivent deux années de traitement et qu'ils se soumettent à une évaluation de suivi. Une analyse intermédiaire devrait être menée lorsque les 200 premiers patients, des 453 patients visés (soit ceux possédant les gènes de réponse immunitaire HLA DR2 ou DR4), auront terminé deux ans de l'essai clinique.

La deuxième technologie, nommée HYC750, fait appel à une méthode de mobilisation des cellules hématopoïétiques chez les humains.

La société a obtenu une licence mondiale exclusive pour exploiter la technologie HYC750 de l'Université de l'Alberta. Le HYC750 repose sur l'emploi de l'acide hyaluronique, un élément naturel et essentiel des tissus conjonctifs humains. L'acide hyaluronique est actuellement utilisé sous diverses formes dans une large gamme de produits commerciaux offerts sur le marché tels : la chirurgie ophtalmique, le traitement de la polyarthrite rhumatoïde, la mobilisation des articulations, la cicatrisation des plaies, en plus d'agir comme vecteur matriciel de cellules et de médicaments. À ces fins, il a été établi que l'acide hyaluronique est entièrement sûr. Le HYC750 offre aussi d'autres possibilités d'utilisation, mais la société consacre pour l'heure ses efforts à son emploi comme agent thérapeutique contre les effets secondaires de la chimiothérapie.

La société prévoit entreprendre un essai de « validation de principe » de phase I du HYC750 au Canada afin d'établir le profil d'innocuité du médicament chez des patients et de mesurer les effets mobilisateurs sur les cellules hématopoïétiques du produit. Le processus de dépôt réglementaire en vue d'obtenir l'approbation réglementaire de cet essai et l'autorisation d'y procéder aura lieu en 2005. Il est prévu que l'essai durera environ un an.

La société a également conclu une entente avec l'Université de l'Alberta, le Dr Leonard I. Wiebe, le Dr James Diakur et BioCyDex Inc. (« BioCyDex »). Aux termes de cette entente, la société s'est engagée à se porter acquéreur d'une participation de 30 % dans BioCyDex pour la somme de 200 000 $; en date du 31 décembre 2004, une participation de 28 % avait été acquise. La société détient également une option lui permettant d'acquérir une participation additionnelle de 20 % dans BioCyDex, d'ici le 31 décembre 2005, à sa juste valeur marchande au moment de l'acquisition. BioCyDex détient de l'Université de l'Alberta des licences mondiales exclusives sur deux technologies, l'une portant sur l'introduction de médicaments antiviraux et d'agents chimiothérapeutiques dans les cellules afin d'en augmenter l'efficacité, et l'autre portant sur la visualisation des gènes introduits dans les cellules dans le cadre d'une thérapie génique. Ces deux technologies en sont aux premiers stades de leur développement.

EMPLOI DU PRODUIT

Le produit net de la présente émission, déduction faite de la rémunération des placeurs pour compte de 2 160 000 $ et de la commission d'agent payeur du chef de file de 360 000 $, s'élèvera, si le placement maximum est souscrit, à 33 480 000 $, en présumant que l'option aux fins d'attributions excédentaires

n'est pas levée. Si l'option aux fins d'attributions excédentaires est levée intégralement, le produit net du placement revenant à la société, déduction faite de la rémunération des placeurs pour compte et de la commission d'agent payeur du chef de file, s'élèvera, si le placement maximum est souscrit, à 38 502 000 $. Les frais du présent placement, estimés à 200 000 $, en présumant que le placement maximum est souscrit, seront réglés par prélèvements sur les fonds généraux de la société. Le produit net du placement sera affecté à l'essai clinique de la phase II du MPB8298 actuellement mené auprès de patients atteints de sclérose en plaques et dont il est fait mention à la rubrique « Description des activités » et le solde sera affecté au fonds de roulement.

DESCRIPTION DES TITRES PLACÉS

Le placement se compose, globalement, de 10 000 000 d'unités, chaque unité consistant en une (1) action ordinaire et en un (1) bon de souscription. Chaque bon de souscription donne droit au porteur d'acheter une (1) action sous-jacente au prix de 5,00 $ l'action sous-jacente pendant une période de quatre (4) ans à compter de la clôture du placement.

Chaque porteur d'actions ordinaires a droit à une voix pour chaque action détenue. Les actions ordinaires ont égalité de rang à tous égards. Les porteurs d'actions ordinaires ont le droit d'assister et de voter à toutes les assemblées des actionnaires de la société à raison d'une voix pour chaque action ordinaire qu'ils détiennent, à l'exception des assemblées auxquelles seuls les porteurs d'une catégorie ou d'une série d'une catégorie d'actions donnée ont droit d'assister et de voter. Les porteurs d'actions ordinaires ont également droit de recevoir des dividendes, selon que les déclare le conseil d'administration de la société, sur les actions ordinaires, de même que de recevoir le reliquat des biens de la société en cas de liquidation ou de dissolution, sous réserve des droits prioritaires des porteurs d'actions ayant priorité de rang sur les actions ordinaires. Aucune action ordinaire émise n'est rachetable ni n'est susceptible d'appels subséquents. Il n'existe aucun droit de préemption ou de conversion pas plus qu'il n'existe de dispositions prévoyant le rachat, l'achat aux fins d'annulation, la remise ou l'établissement d'un fonds d'amortissement ou d'achat. Les dispositions applicables quant à toute modification pouvant être apportée à ces droits ou à ces dispositions sont contenues dans la loi intitulée *Business Corporation Act* (Alberta) et dans son règlement d'application.

Les bons de souscription seront transférables de même qu'ils seront émis sous forme nominative et régis par les modalités d'une convention (la « convention relative aux bons de souscription ») devant être conclue entre la société et Pacific Corporate Trust Company à ses bureaux principaux de Vancouver. La convention relative aux bons de souscription renfermera, entre autres, des dispositions antidilution de même que des dispositions pour le rajustement approprié de la catégorie, du nombre et du prix des actions sous-jacentes devant être émises à l'exercice des bons de souscription, à la survenance de certains événements, y compris toute subdivision, tout regroupement ou tout reclassement des actions ordinaires ou le versement de dividendes en actions, ou toute dissolution ou liquidation volontaire ou forcée, toute fusion ou toute restructuration de la société.

Les bons de souscription peuvent être exercés à tout moment suivant leur date d'émission jusqu'à 17 h (heure de Toronto) jusqu'à et y compris la date qui suit de 48 mois la date de clôture du placement. Chaque bon de souscription entier donne droit au porteur d'acheter une (1) action ordinaire au prix d'exercice de 5 00 $, sous réserve de certains rajustements dont un résumé est donné ci-dessous. Aucune fraction d'action ordinaire ne sera émise à l'exercice de bons de souscription et, en remplacement de telles fractions d'actions, le cas échéant, un paiement en espèces sera effectué dont le montant sera établi selon le cours du marché des actions ordinaires. Conformément aux modalités des bons de souscription et sous réserve des lois applicables, nous pouvons acheter, par contrat privé ou autrement, la totalité ou une partie des bons de souscription alors en circulation et les bons de souscription ainsi achetés seront annulés.

Les bons de souscription comportent des dispositions d'ajustement antidilution usuelles, de telle sorte que le nombre d'actions ordinaires pouvant être émises sera ajusté à la survenance de certains événements, y compris en cas de division ou de regroupement des actions ordinaires en circulation ou lors de l'émission d'actions ordinaires auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires dans le cadre du versement d'un dividende en actions. Advenant l'acquisition de plus de la moitié des titres avec droit de vote ou des titres de participation de la société, la vente de la totalité ou de la quasi-totalité des actifs, biens ou activités de la société, ou encore la fusion ou le regroupement de la société avec une autre entité, les porteurs de bons de souscription qui exercent leurs bons de souscription auront droit de recevoir les actions ordinaires de la société acheteuse ou les espèces, actions ou autres titres ou biens qu'ils auraient eu droit de recevoir si, à la date de référence ou à la date de prise d'effet de tels événements, ils avaient été les porteurs inscrits du nombre d'actions ordinaires auquel ces porteurs de bons de souscription avaient droit à l'exercice de leurs bons de souscription, pourvu que les porteurs de bons de souscription qui n'exercent pas leurs bons de souscription aient droit de recevoir des bons de souscription de remplacement de la société acheteuse qui comportent les mêmes modalités et conditions et offrent la même valeur économique que les bons de souscription pour la durée à l'échéance des bons de souscription.

De temps à autre, nous pouvons, de concert avec l'agent pour les bons de souscription et sans le consentement des porteurs de bons de souscription, modifier ou compléter l'acte relatif aux bons de souscription pour certaines fins qui ne portent pas atteinte aux intérêts des porteurs des bons de souscription, y compris pour éliminer les vices de forme ou incongruités. Toute modification apportée ou tout complément ajouté à l'acte relatif aux bons de souscription qui porte atteinte ou peut porter atteinte aux intérêts des porteurs des bons de souscription ne peut être apportée ou ajoutée qu'au moyen d'une « résolution extraordinaire », soit une résolution adoptée, lors d'une assemblée des porteurs de bons de souscription à laquelle sont présents en personne ou représentés par procuration des porteurs de bons de souscription représentant au moins 10 % du nombre total de bons de souscription alors en circulation, par le vote affirmatif des porteurs de bons de souscription représentant pas moins de 66 % du nombre total de bons de souscription alors en circulation représentés à l'assemblée, ou au moyen d'actes écrits signés par les porteurs d'au moins 66 % du nombre total de bons de souscription alors en circulation.

STRUCTURE DU CAPITAL CONSOLIDÉ

Depuis le 31 décembre 2004, date du dépôt des derniers états financiers vérifiés de la société, il n'est survenu aucun changement au niveau du capital-actions et du capital de financement de la société.

MODE DE PLACEMENT

Aux termes d'une convention datée du ● février 2005 (la « convention de placement pour compte ») intervenue entre la société et le chef de file, la société a nommé les placeurs pour compte pour vendre les unités au public. Le chef de file a convenu d'aider la société à préparer et à déposer le présent prospectus simplifié afin de rendre admissible le placement des unités auprès du public de même que d'offrir en vente les unités offertes en vertu des présentes, selon les modalités et sous réserve des conditions contenues dans la convention de placement pour compte. Les placeurs pour compte ont convenu de faire de leur mieux pour vendre les unités offertes aux présentes et ils recevront une rémunération correspondant à 0,216 $ (6 %) pour chaque unité vendue. La société a également convenu d'émettre aux placeurs pour compte un bon de souscription de courtier à la clôture du placement. Le bon de souscription de courtier permettra aux placeurs pour compte d'acquérir des actions ordinaires de la société en un nombre correspondant à 5 % du nombre d'unités vendues dans le cadre du placement au prix de 3,60 $ l'action pendant une période de deux (2) ans à compter de la clôture du placement, de même que d'acquérir des actions ordinaires en un nombre correspondant à 2 1/2 % du nombre d'unités vendues dans le cadre du placement au prix de 5,00 $ l'action pendant une période de quatre (4) ans à compter de la clôture du

placement. Le présent prospectus simplifié permet le placement du bon de souscription de courtier aux placeurs pour compte de même que l'émission des actions à l'exercice du bon de souscription de courtier. La société a de plus convenu de verser au chef de file une commission d'agent payeur correspondant à 1 % du produit brut tiré du placement de même qu'elle doit assumer tous les frais remboursables raisonnables engagés par le chef de file dans le cadre du placement, y compris les honoraires et débours de Garfinkle, Biderman LLP, conseillers juridiques du chef de file. Les placeurs pour compte peuvent créer un groupe de sous-placeurs pour compte regroupant d'autres courtiers en placement, et il leur incombera d'établir la rémunération devant être versée aux membres de ce groupe, laquelle rémunération sera versée par les placeurs pour compte par prélèvement sur leur propre rémunération. Le prix d'offre a été fixé par voie de négociation entre la société et le chef de file.

La société a accordé l'option aux fins d'attributions excédentaires aux placeurs pour compte leur permettant d'acquérir 1 500 000 unités aux fins d'attributions excédentaires supplémentaires afin de couvrir les attributions excédentaires, le cas échéant, de même qu'aux fins de stabilisation du marché, au prix de 3,60 $ par unité aux fins d'attributions excédentaires. L'option aux fins d'attributions excédentaires peut être levée par les placeurs pour compte, en totalité ou en partie, en tout temps dans les 30 jours suivant la date de clôture du placement. Le présent prospectus simplifié permet l'émission de l'option aux fins d'attributions excédentaires aux placeurs pour compte de même que l'émission d'unités aux fins d'attributions excédentaires à la levée de l'option aux fins d'attributions excédentaires. Si l'option aux fins d'attributions excédentaires est levée intégralement, le nombre total d'unités vendues dans le cadre du placement sera de 11 500 000 $, le prix d'offre total s'établira à 41 400 000 $, la rémunération totale des placeurs pour compte, à 2 484 000 $, et le produit net total revenant à la société, à 38 916 000 $ (avant déduction des frais du placement estimés à 200 000 $ et de la commission d'agent payeur du chef de file de 360 000 $, en présumant que le placement maximum est souscrit).

Les souscriptions pour les unités seront reçues jusqu'à la date de clôture. Bien que les placeurs pour compte aient convenu de déployer tous leurs efforts pour vendre les unités, ils ne sont pas tenus d'acheter les unités qui ne sont pas vendues. Les obligations du chef de file aux termes de la convention de placement pour compte peuvent être résiliées en tout temps avant la clôture du placement, et les souscripteurs ne seront plus tenus d'acheter les unités, à l'appréciation du chef de file sur le fondement de son évaluation de l'état des marchés financiers et en tout temps si certains événements se produisent.

La société a demandé l'inscription à la cote de la TSX des actions ordinaires comprises dans les unités, des bons de souscription de courtier, des unités aux fins d'attributions excédentaires ainsi que des bons de souscription. L'inscription à la cote est subordonnée à l'obligation, pour la société, de remplir toutes les conditions de la TSX. Il n'existe aucun marché pour les bons de souscription et la société n'entend pas soumettre de demande afin que les bons de souscription soient inscrits à la cote de la TSX ou à celle d'une autre bourse.

Les unités seront offertes dans les provinces de l'Alberta, de l'Ontario, de la Colombie-Britannique, du Manitoba, de la Saskatchewan et de Québec. Les unités, les actions ordinaires, les bons de souscription de courtier, les unités aux fins d'attributions excédentaires, les bons de souscription et les actions sous-jacentes n'ont pas été ni ne seront inscrits aux termes de la Loi de 1933 ni aux termes des lois d'aucun État et, sous réserve de certaines exceptions, ne peuvent être offerts ni vendus, directement ou indirectement, aux États-Unis ou à des personnes des États-Unis (au sens donné à l'expression « *U.S. Person* » dans le règlement S pris en application de la Loi de 1933) ou pour leur compte. Les placeurs pour compte ont convenu qu'ils n'offriront, ni ne vendront des unités ou des unités aux fins d'attributions excédentaires aux États-Unis ou à des personnes des États-Unis (au sens donné à l'expression « *U.S. Person* » dans le règlement S pris en application de la Loi de 1933) ou pour leur compte, autrement qu'en conformité avec la convention de placement pour compte, laquelle permet aux placeurs pour compte d'offrir et de vendre des unités ou des unités aux fins d'attributions excédentaires dans le cadre d'opérations dispensées de

l'application des exigences en matière d'inscription de la Loi de 1933. Le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation d'une offre d'acheter des unités ou des unités aux fins d'attributions excédentaires aux États-Unis. De plus, dans les 40 jours suivant le début de l'offre, une offre ou une vente des unités ou des unités aux fins d'attributions excédentaires offertes aux présentes aux États-Unis par un courtier (qu'il participe ou non au présent placement) peut contrevenir aux exigences en matière d'inscription de la Loi de 1933 si une telle offre ou vente est effectuée autrement qu'aux termes d'une dispense.

Conformément aux instructions générales de la Commission des valeurs mobilières de l'Ontario, les placeurs pour compte ne peuvent, pendant toute la durée du placement, offrir d'acheter ni acheter des actions ordinaires. Des exceptions peuvent toutefois être faites à la restriction qui précède. Ces exceptions comprennent une offre d'achat ou un achat permis aux termes des règlements et des règles de la TSX concernant la stabilisation du marché et les activités de maintien passif du marché, ainsi qu'une offre d'achat ou un achat effectué pour un client et pour son compte lorsque l'ordre n'a pas été sollicité pendant la durée du placement, pourvu que l'offre d'achat ou l'achat ne soit pas fait dans le but de créer une activité réelle ou apparente sur les actions ordinaires ou de faire monter leur cours. La société a été avisée par les placeurs pour compte que, dans le cadre du placement, sous réserve des lois susmentionnées pouvant s'appliquer, les placeurs pour compte peuvent procéder à des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux autres que ceux qui seraient autrement en vigueur sur le marché libre. Ces opérations, si elles sont entreprises, peuvent être interrompues à tout moment

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Anfield Sujir Kennedy & Durno, conseillers juridiques de la société, en date des présentes, un placement dans les unités ainsi que dans les unités aux fins d'attributions excédentaires constitue un placement admissible, aux termes de la *Loi de l'impôt sur le revenu* (Canada), pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices (collectivement, les « régimes ») et des régimes enregistrés d'épargne-étude, et, en se fondant en partie sur l'information fournie par la société, un tel placement ne constituerait pas, en date des présentes, un bien étranger à l'endroit de ces régimes.

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique relatives au présent placement seront examinées par Anfield Sujir Kennedy & Durno, Vancouver (Colombie-Britannique), pour le compte de la société, et par Garfinkle, Biderman LLP, Toronto (Ontario), pour le compte des placeurs pour compte et des placeurs pour compte. En date des présentes, les associés, conseillers et avocats salariés de Anfield Sujir Kennedy & Durno détiennent moins de 1 % des actions ordinaires. M. Michael Kennedy, associé du cabinet Anfield Sujir Kennedy & Durno, est le secrétaire général de la société et ce cabinet reçoit à l'occasion des honoraires pour services juridiques fournis à la société.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la société sont Collins Barrow, comptables agréés, 1550 AT&T Tower, 10250 – 101 Street, Edmonton (Alberta) T5J 3P4

L'agent des transfert et agent chargé de la tenue des registres pour les actions ordinaires est Pacific Corporate Trust Company, à ses principaux bureaux de Vancouver.

FACTEURS DE RISQUE

Les souscripteurs éventuels des unités devraient examiner avec soin les facteurs de risque dont il est question dans la notice annuelle de renouvellement de la société datée du 19 mai 2004 qui est intégrée par renvoi aux présentes, de même que les autres renseignements indiqués dans le présent prospectus simplifié et intégrés par renvoi aux présentes, y compris les états financiers et les notes complémentaires. Ces facteurs de risque incluent : i) le fait que la société n'en est encore qu'au premier stade de développement; ii) l'absence de produits et de renseignements généraux sur les pertes de la société; iii) les risques que comportent les essais précliniques et cliniques; iv) la capacité de la société à obtenir, protéger et utiliser es brevets ou autres droits exclusifs; v) la dépendance de la société envers ses collaborateurs; vi) la capacité de la société à se tenir au courant des rapides changements technologiques; vii) la capacité de la société à l'emporter sur ses concurrents; viii) le manque d'expérience de la société en matière de fabrication; ix) la dépendance de la société envers le personnel-clé; x) la responsabilité du fait des produits et la capacité de la société à souscrire de l'assurance; xi) la capacité de la société à maintenir des licences; xii) la dépendance de la société envers les concédants de licences; xiii) la réglementation gouvernementale, y compris les risques associés à l'obtention de l'approbation réglementaire pour des médicaments; xiv) les risques associés à la conduite des affaires dans certains pays; xv) la nécessité d'obtenir, à l'avenir, des capitaux et les incertitudes quant à la possibilité d'obtenir du financement additionnel; xvi) la volatilité possible du cours des actions; et xvii) la fiscalité internationale. Se reporter à la rubrique « Documents intégrés par renvoi ».

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts, par suite d'opérations de placement effectuées avec un prospectus simplifié contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de BioMS Medical Corp. (la « société ») daté du ● 2005 visant le placement d'un maximum de 10 000 000 d'unités de la société, chaque unité se composant d'une action ordinaire de catégorie A du capital de la société et d'un bon de souscription, chaque bon de souscription permettant au porteur d'acquérir une action ordinaire de catégorie A pendant une période de 48 mois suivant la date de clôture du placement. Nous nous sommes conformés aux normes comptables généralement reconnues au Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus simplifié susmentionné notre rapport aux actionnaires de la société portant sur les bilans consolidés de la société aux 31 décembre 2004 et 2003 et sur les états consolidés des résultats, du déficit et des flux de trésorerie pour les exercices alors terminés. Notre rapport est daté du 3 février 2005.

Signé ●
Comptables agréés

ATTESTATION DE LA SOCIÉTÉ

Le 21 février 2005

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus simplifié, conformément à la législation en valeurs mobilières de l'Alberta, de l'Ontario, de la Colombie-Britannique, du Manitoba, de la Saskatchewan et du Québec. Pour les besoins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

«Kevin A. Giese»

KEVIN A. GIESE
Président et chef de la direction

«Don Kimak»

DON KIMAK
Chef de la direction financière

AU NOM DU CONSEIL D'ADMINISTRATION

«Laine M. Woollard»

LAINE M. WOOLLARD
Administrateur

«John Wetherell»

DR JOHN WETHERELL
Administrateur

ATTESTATION DES PLACEURS POUR COMPTE

Le 21 février 2005

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus simplifié, conformément à la législation en valeurs mobilières de la Colombie-Britannique, de l'Alberta, de la Saskatchewan, du Manitoba, de l'Ontario et du Québec. Pour les besoins de la province de Québec, à notre connaissance, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

FRASER MACKENZIE LIMITED

Par : *«Richard Goldstein»*

Richard Goldstein
Directeur des services bancaires d'investissement

PACIFIC INTERNATIONAL SECURITIES INC.

Par : *«Jim Defer»*

Jim Defer
Vice-président, financement des sociétés

DLOUHY MERCHANT GROUP INC.

Par : *«Peter Dlouhy»*

Peter Dlouhy
Vice-président

A|S|C
Alberta Securities Commission


SEC MAIL PROCESSING
RECEIVED
MAR 18 2005
WASH, D.C.
202
SECTION

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

BIOMS MEDICAL CORP.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario and Québec have been issued for a preliminary Short Form Prospectus of the above issuer dated February 21, 2005.

DATED at Calgary, Alberta this February 22, 2005

"Agnes Lau"

Agnes Lau
Deputy Director, Capital Markets

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00740957


AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-0584

NUMÉRO DE PROJET SÉDAR: 740957

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

BioMS Medical Corp.

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 21 février 2005.

L'Autorité des marchés financiers,

Le 22 février 2005	*(s) Benoit Dionne*
Date du visa	Benoit Dionne Chef du Service du financement des sociétés

/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. ***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.*** *The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"). Accordingly, except to the extent permitted by the Agency Agreement, the securities offered hereby may not be offered or sold within the United States of America and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".*

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of BioMS Medical Corp., 6030 – 88th Street, Edmonton, Alberta T6E 6G4, phone (780) 413-7152, or by accessing the Corporation's disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (Sedar) which can be accessed at www.sedar.com.*

New Issue **March 14, 2005**

SHORT FORM PROSPECTUS

BIOMS MEDICAL CORP.

$36,000,000
10,000,000 Units
Price: $3.60 per Unit

BioMS Medical Corp. ("BioMS" or the "Corporation") is offering (the "Offering") an aggregate of 10,000,000 units (the "Units") at a price of $3.60 per Unit, each Unit consisting of one (1) Class A common share (the "Common Shares") of the Corporation and one (1) common share purchase warrant (the "Warrants"), each Warrant entitling the holder to purchase one (1) Common Share (the "Warrant Shares") at a price of $5.00 per Warrant Share for a period of four (4) years from the closing of the Offering. The Units are being offered on a best efforts basis pursuant to an agency agreement (the "Agency Agreement") among the Corporation and Fraser Mackenzie Limited (the "Lead Agent"). Pacific International Securities Inc. and Dlouhy Merchant Group Inc. , shall act as co-agents to the Lead Agent with respect to the Offering (the "Co-Agents") (the Lead Agent and the Co-Agents are hereinafter collectively referred to as (the "Agents"). There is no minimum offering. You may be the only purchaser. The outstanding Common Shares of BioMS are listed for trading on the Toronto Stock Exchange (the "TSX"). On March 11, 2005 the closing price of the Common Shares on the TSX was $4.05. There is no market for the Warrants and the Corporation does not intend to make application to list the Warrants on any stock exchange. The offering price of the Units offered hereby was determined by negotiation between the Corporation and the Lead Agent, and in the context of the market. The Units will be separable into Common Shares and Warrants immediately following the closing of the Offering.

There are certain risk factors which should be carefully reviewed by prospective purchasers. See "Risk Factors" beginning on page 7 of this short form prospectus.

	Price to the Public	Agent's Fee (1)	Net Proceeds to the Corporation (1)(2)(3)(4)
Per Unit	$3.60	$0.216	$3.384
Total:	$36,000,000	$2,160,000	$33,840,000

Notes:

(1) *The Agents have been granted an over-allotment option (the "Over-Allotment Option") entitling the Agents to sell up to an additional 1,500,000 Units (the "Over-Allotment Units") on the same terms as set forth above in order to cover any*

over-allotments. The Over-Allotment Option may be exercised in whole or in part at any time up to thirty (30) days from the date of closing of the Offering. This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of the Over-Allotment Option to the Agents and the issuance of any Over-Allotment Units on exercise of the Over-Allotment Option. If the maximum Offering is subscribed for and the Over-Allotment Option is exercised in full, the total number of Units sold under the Offering will be 11,500,000, the total price to the public will be $41,400,000, the total Agents' fee will be $2,484,000 and the total net proceeds to the Corporation will be $38,916,000 before deducting expenses of the Offering, estimated to be $200,000, and the Lead Agent's Fiscal Agency Fee of $414,000. References to Units in this short form prospectus shall include the 10,000,000 Units together with the Over-Allotment Units, as applicable in the context used. See "Plan of Distribution".

(2) *The Corporation has also agreed to grant to the Agents a broker's warrant (the "Broker's Warrant") on closing of the Offering. The Broker's Warrant will entitle the Agents to acquire that number of common shares of the Corporation as is equal to 5.5% of the number of Units sold under the Offering at $3.98 per share for a period of two (2) years from closing of the Offering, and to acquire that number of shares as is equal to 2½% of the number of Units sold under the Offering at a price of $5.00 per share for a period of four (4) years from the closing of the Offering. This short form prospectus qualifies the issuance of the Broker's Warrant to the Agents. See "Plan of Distribution".*

(3) *The Lead Agent will also receive a fiscal agency fee (the "Fiscal Agency Fee") equal to 1% of the gross proceeds of the Offering payable in cash on closing of the Offering.*

(4) *Before deducting expenses of the issue estimated to be $200,000, which expenses will be paid from the general funds of the Corporation.*

The Agents, as agents, conditionally offer the Units and Over-Allotment Units for sale, subject to prior sale if, as and when issued by the Corporation and delivered to and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Corporation by Anfield Sujir Kennedy & Durno of Vancouver, British Columbia and on behalf of the Agents by Garfinkle, Biderman LLP of Toronto, Ontario. In connection with the Offering, the Agents may effect transactions which stabilize or maintain the market price of the Common Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive certificates for the Common Shares, Warrants and Broker Warrants will be available for delivery on the closing of this offering, which is expected to occur on or about March 31, 2005, or such other date as may be agreed upon between the Corporation and the Agents.

TABLE OF CONTENTS

GENERAL MATTERS

In this prospectus, unless otherwise indicated or the context otherwise requires, the terms "BioMS", the "Corporation", "we", "us", and "our" are used to refer to BioMS Medical Corp.

Unless otherwise indicated, all references to "$" are references to Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of BioMS Medical Corp., 6030 – 88th Street, Edmonton, Alberta T6E 6G4, phone (780) 413-7152, and on Sedar. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Corporation at the above-mentioned address and telephone number. The following documents of the Corporation are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Corporation dated May 19, 2004;

(b) the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2004 and the auditors' report thereon dated February 3, 2005;

(c) the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2003 and the auditors report thereon dated March 19, 2004; and

(d) Management Discussion and Analysis for the financial year ended December 31, 2004.

Any document of the type referred to in the preceding paragraph and any comparative interim financial statements, information circulars, annual filings or material change reports (excluding confidential reports) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements concerning the Corporation's present and future business, operations and financial performance and condition. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may

cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set out under "Risk Factors" and other factors beyond the control of the Corporation.

THE CORPORATION

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name "576693 BC Ltd.". The Corporation changed its name to "EPS Capital Corp." on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001 and the Corporation is now governed by the *Business Corporations Act* (Alberta). The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

The Corporation has one (1) subsidiary: BioMS Technology Corp. ("BioMS Technology"). BioMS Technology was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., changed its name to Rycor Technology Investments Corp. on January 19, 2000, and changed its name to BioMS Technology Corp. on May 6, 2004. BioMS Technology's principal business office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8. All of the issued and outstanding shares of BioMS Technology Corp., are owned by the Corporation.

The corporate structure of the Corporation and its subsidiary is as follows:


BioMS Medical Corp.
(continued under the laws of the Province of Alberta)
100%
BioMS Technology Corp.
(incorporated under the laws of the Province of Alberta)

DESCRIPTION OF BUSINESS

BioMS is a biopharmaceutical company and is currently engaged in the research and development of two medical technologies. The first technology, and the Corporation's primary focus, is for the treatment of multiple sclerosis.

The Corporation, through BioMS Technology, has obtained an exclusive worldwide license to a medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named MBP8298. A peptide is a compound consisting of 2 or more

amino acids linked together through peptide bonds. MBP8298 is intravenously injected into multiple sclerosis patients as a therapeutic treatment.

The Corporation is conducting a pivotal Phase II/III human clinical trial of MBP8298 in patients with Secondary Progressive Multiple Sclerosis. In 2004 the Corporation received clearance to conduct the clinical trial in Canada from Health Canada and in the United Kingdom from Medicines and Healthcare products Regulatory Agency (MHRA). It is expected that applications for regulatory approval to conduct the trial will follow in a second European jurisdiction and possibly the United States. The enrolment of patients has commenced in Canada. Total enrolment of the targeted 553 patents is expected to take approximately one year, and the trial requires that all patients complete two years of treatment plus follow up assessment. An interim analysis is planned when the first 200 out of a total 453 target responder patients (those with HLA DR2 or DR4 immune response genes) complete two years of the clinical trial.

The second technology involves a method for mobilizing hematopoetic cells in humans and is called HYC750.

The Corporation has obtained an exclusive worldwide license to HYC750 from the University of Alberta. HYC750 is based on hyaluronic acid, a naturally occurring and vital component in the connective tissue of humans. Hyaluronic acid is currently used, in various forms, in a large number of commercially available products for applications such as ophthalmologic surgery, rheumatoid arthritis treatment, joint mobilization, wound healing and as a carrier matrix for cells and drugs. In those applications, hyaluronic acid has been shown to be very safe. HYC750 has a number of potential uses; however, the current focus of the Corporation is on its use as a treatment for the side effects of chemotherapy.

The Corporation is planning a Phase I "proof of concept" trial with HYC750 in Canada in order to establish the safety of the drug in patients and to measure hematopoetic cell mobilization effects. It is expected that the regulatory filings for approval of, and subsequent commencement of the trial will occur in 2005. It is anticipated that the trial will be approximately one year in duration.

The Corporation has also entered into an agreement with the University of Alberta, Dr. Leonard I. Wiebe, Dr. James Diakur and BioCyDex Inc. ("BioCyDex"). Pursuant to this agreement the Corporation has committed to purchase a 30% interest in BioCyDex for $200,000; as of December 31, 2004, a 28% interest has been acquired . The Corporation has the option to purchase a further 20% interest in BioCyDex for fair market value at the time of purchase on or before December 31, 2005. BioCyDex has exclusive worldwide licenses from the University of Alberta for two technologies. One technology relates to the delivery of anti-viral and chemotherapy drugs into cells for the purpose of improving the effectiveness of those drugs. The other technology relates to the imaging of genes that have been delivered into cells as part of gene therapy treatment. Both technologies are at an early stage of development.

USE OF PROCEEDS

The net proceeds of this issue, after deducting the Agents' fee of $2,160,000 and the Lead Agent's Fiscal Agency Fee of $360,000, will amount to $33,480,000, if the maximum Offering is subscribed for, assuming no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering after deducting the Agents' fee, and Lead Agent's Fiscal Agency Fee will be $38,502,000 if the maximum Offering is subscribed for. The expenses of this Offering, estimated to be $200,000, assuming the maximum Offering, will be paid from the general funds of the Corporation. The net proceeds of the Offering will be used towards the pivotal Phase II/III human clinical trial of MBP8298 in Multiple Sclerosis patients currently underway, referred to under the heading "Description of Business". The Corporation anticipates that even if the maximum Offering is raised and the Over-Allotment Option is exercised in full, additional funds will be required to complete the pivotal

Phase II/III human clinical trial and to provide working capital. The Corporation intends to raise such funds through additional debt or equity financings or through partnering arrangements with third parties. There is no assurance such funds will be available.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The total Offering consists of 10,000,000 Units, each Unit consisting of one (1) Common Share and one (1) Warrant. Each Warrant entitles the holder to purchase one (1) Warrant Share at a price of $5.00 per Warrant Share for a period of four (4) years from the closing of the Offering.

Each holder of Common Shares is entitled to one vote for each share held. The Common Shares rank equally in all respects. The holders of Common Shares are entitled to attend and vote at all meetings of shareholders of the Corporation on the basis of one vote for each Common Share held by them, except at meetings at which only holders of a specified class or series of a class of shares are entitled to attend and vote. The holders of Common Shares are also entitled to receive dividends if, as and when declared by the board of directors of the Corporation on the Common Shares and to receive the remaining property of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the Common Shares. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the *Business Corporations Act* (Alberta) and its regulations.

The Warrants shall be transferable and will be issued in registered form and be governed by the terms of a warrant indenture (the "Warrant Indenture") to be entered into between the Corporation and Pacific Corporate Trust Company at its principal offices in the City of Vancouver. The Warrant Indenture will contain, among other things, anti-dilution provisions and provisions for the appropriate adjustment of the class, number and price of the Warrant Shares issuable pursuant to any exercise of the Warrants upon the occurrence of certain events including any subdivision, consolidation or reclassification of the Common Shares or the payment of stock dividends or any voluntary or involuntary dissolution, liquidation, winding-up, amalgamation or re-organization of the Corporation.

The Warrants are exercisable at any time after their date of issue until 4:00 p.m. (Vancouver time) up to and including the date that is 48 months from the date of closing of the Offering. Each whole Warrant entitles the holder thereof to purchase one (1) Common Share at an exercise price of $5.00, subject to certain adjustments as summarized below. No fractional Common Shares will be issued upon the exercise of Warrants and in lieu thereof, if applicable, a cash payment will be made based on the then current market price of the Common Shares. Pursuant to the terms of the Warrants, subject to applicable law, we may purchase, by private contract or otherwise, all of or any of the Warrants then outstanding and any Warrants so purchased will be cancelled.

The Warrants include standard anti-dilution adjustment provisions such that the number of Common Shares issuable will be adjusted upon the occurrence of certain events, including in the event of a subdivision or consolidation of the outstanding Common Shares or the issue of Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend. In the event of an acquisition of more than one-half of the voting or equity interests of the Corporation, a sale of all or substantially all of the assets, property or business of the Corporation, or a consolidation or merger of the Corporation with or into another entity, the holders of Warrants who exercise their Warrants will be entitled to receive such common shares of the acquiring company or cash, shares or other securities or other property as they would have been entitled to receive if, on the record date or effective date of such events, they had been the registered holders of the number of Common Shares to which such holders of

Warrants were entitled upon the exercise of their Warrants, provided that holders of Warrants who do not exercise their Warrants will be entitled to receive replacement warrants of the acquiring company having the same terms, conditions and economic value as the Warrants for the unexpired term of the Warrants.

From time to time we and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Indenture for certain purposes that do not adversely affect the interests of the holders of the Warrants, including curing defects or inconsistencies. Any amendment or supplement to the Warrants that adversely affects or may adversely affect the interests of the holders of the Warrants may only be made by way of "extraordinary resolution", being a resolution passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66% of the aggregate number of Warrants then outstanding represented at the meeting, or rendered by instruments in writing signed by the holders of not less than 66% of the aggregate number of Warrants then outstanding.

CONSOLIDATED CAPITALIZATION

Since December 31, 2004, the date of the Corporation's last filed audited financial statements, no changes have occurred in the loan capital of the Corporation. Since December 31, 2004, the following changes have occurred in the share capital of the Corporation:

(a) 10,000 Common Shares were issued at a price of $2.97 per share on the exercise of stock options;

(b) 16,700 Common Shares were issued at a price of $4.00 per share on exercise of share purchase warrants; and

(c) 11,100 Common Shares purchased pursuant to the Corporation's normal course issuer bid were cancelled.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated as of March 14, 2005 (the "Agency Agreement") between the Corporation and the Lead Agent, the Corporation has appointed the Agents to offer the Units for sale to the public. The Lead Agent has agreed to assist the Corporation in the preparation and filing of this short form prospectus to qualify the Units for distribution to the public and to offer for sale to the public the Units offered herein, upon the terms and subject to the conditions contained in the Agency Agreement. The Agents have agreed to use their best efforts to sell the Units offered herein and will receive a fee equal to $0.216 (6%) for each Unit sold. The Corporation has also agreed to issue to the Agents a Broker's Warrant on closing of the Offering. The Broker's Warrant will entitle the Agents to acquire that number of Common Shares of the Corporation as is equal to 5.5% of the number of Units sold pursuant to the Offering at a price of $3.98 per share for a period of two (2) years from closing of the Offering, and to acquire that number of Common Shares as is equal to 2½% of the number of Units sold under the Offering at a price of $5.00 per share for a period of four (4) years from closing of the Offering. The distribution of the Broker's Warrant to the Agents is qualified under this short form prospectus. The Corporation has also agreed to pay the Lead Agent a fiscal agency fee equal to 1% of the gross proceeds of the Offering and is responsible for all reasonable out-of-pocket expenses incurred by the Lead Agent in connection with the Offering, including fees and disbursements of the Lead Agent's legal counsel, Garfinkle, Biderman LLP. The Agents may form a sub-agency group including other qualified investment dealers, and will be responsible for determining the fee payable to the members of such group, which fee will be paid by the Agents out of their fee. The Offering price was determined by negotiation between the Corporation and the Lead Agent.

The Corporation has granted the Over-Allotment Option to the Agents, entitling the Agents to acquire an additional 1,500,000 Over-Allotment Units to cover any over-allotments, if any, and for market stabilization purposes, at a price of $3.60 per Over-Allotment Unit. The Over-Allotment Option may be exercised by the Agents, in whole or in part, at any time up to 30 days after the date of closing of the Offering. The issuance of the Over-Allotment Option to the Agents and the issuance of any Over-Allotment Units on exercise of the Over-Allotment Option are qualified under this short form prospectus. If the Over-Allotment Option is fully exercised, the total number of Units sold under the Offering will be 11,500,000, the total price to the public will be $41,400,000, the total Agents' fee will be $2,484,000 and the total net proceeds to the Corporation will be $38,916,000 (before deducting expenses of the Offering estimated to be $200,000 and the Lead Agent's Fiscal Agency Fee of $414,000 assuming the maximum Offering subscribed for).

Subscriptions for the Units will be accepted until the closing date. While the Agents have agreed to use their best efforts to sell the Units, the Agents are not obliged to purchase any Units which are not sold. The obligations of the Lead Agent under the Agency Agreement may be terminated at any time before the closing of the Offering and the obligations of subscribers to purchase the Units will then cease, at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time on the occurrence of certain stated events.

The Corporation has applied to list the Common Shares forming part of the Units and Over-Allotment Units, the Common Shares issuable on exercise of the Broker Warrants and the Warrant Shares on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX. There is no market for the Warrants and the Corporation does not intend to apply to have the Warrants listed on the TSX or any other stock exchange.

The Units will be offered in the Provinces of Alberta, Ontario, British Columbia and Quebec. The Units, Common Shares, Broker Warrants, Over-Allotment Units, Warrants and Warrant Shares have not been and will not be registered under the 1933 Act or the securities laws of any state and, subject to certain exceptions, may not be offered or sold, directly or indirectly, in the United States or to or for the account or benefit of any U.S. person (as defined in Regulation S under the 1933 Act). The Agents have agreed that they will not offer or sell any Units or Over-Allotment Units within the United States or to or for the account or benefit of any U.S. person (as defined in Regulation S under the 1933 Act), except in accordance with the Agency Agreement, which permits the Agents to offer and sell Units or Over-Allotment Units in certain transactions exempt from the registration requirements of the 1933 Act. This short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Units or Over-Allotment Units in the United States. In addition, until 40 days after the commencement of the Offering, any offer or sale of the Units or Over-Allotment Units offered herein within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the 1933 Act if that offer or sale is made otherwise than in accordance with an available exemption.

Pursuant to policy statements of the Ontario Securities Commission, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. Such exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. The Corporation has been advised by the Agents that, in connection with the Offering, subject to the foregoing and applicable laws, the Agents may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

ELIGIBILITY FOR INVESTMENT

In the opinion of Anfield Sujir Kennedy & Durno, counsel for the Corporation, at the date hereof, an investment in the Units and Over-Allotment Units is a qualified investment for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, the "Plans") under the *Income Tax Act* (Canada) and, based in part on information provided by the Corporation would not, as of the date hereof, constitute foreign property for such Plans.

LEGAL MATTERS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Corporation by Anfield Sujir Kennedy & Durno of Vancouver, British Columbia, and on behalf of the Agents by Garfinkle, Biderman LLP of Toronto, Ontario. As of the date hereof, partners, counsel and associates of Anfield Sujir Kennedy & Durno hold less than 1% of the Common Shares. Mr. Michael Kennedy, a partner of the law firm of Anfield Sujir Kennedy & Durno, is the Corporate Secretary of the Corporation and such law firm receives fees from time to time for legal services provided to the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Collins Barrow, Chartered Accountants, 1550 Allstream Tower, 10250 - 101 Street, Edmonton, AB T5J 3P4.

The transfer agent and registrar for the Common Shares is Pacific Corporate Trust Company, at its principal offices in the city of Vancouver.

RISK FACTORS

Prospective purchasers of Units should be aware that the Corporation believes it will need to raise additional funds to complete the pivotal Phase II/III human clinical trial of MBP8298 in patients with Secondary Progressive Multiple Sclerosis which is currently underway. Although the Corporation intends to raise the additional funds through debt or equity financings or through partnering arrangements with third parties, there is no assurance such funds will be available.

Prospective purchasers of the Units should give careful consideration to the risk factors listed on pages 9 to 15 of the Corporation's Renewal Annual Information Form dated May 19, 2004 which is incorporated by reference herein, as well as other information contained in this short form prospectus and incorporated by reference herein including the financial statements and related notes. These risk factors include: (i) the Corporation being in an early stage of development; (ii) the Corporation's lack of revenue and history of losses; (iii) risks of preclinical and clinical testing; (iv) the ability of the Corporation to obtain, protect and use patents and other proprietary rights; (v) the Corporation's dependence on collaborative partners; (vi) the ability of the Corporation to keep abreast of rapid technological change; (vii) the ability of the Corporation to succeed against competition; (viii) the Corporation's lack of manufacturing experience; (ix) the Corporation's reliance on key personnel; (x) product liability and the Corporation's ability to maintain insurance; (xi) the Corporation's ability to maintain licenses; (xii) the Corporation's reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation. See "Documents Incorporated by Reference".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if this short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITOR'S CONSENT

We have read the short form prospectus of BioMS Medical Corp. (the "Corporation") dated March 14, 2005, qualifying the distribution of up to 10,000,000 Units of the Corporation, each Unit comprised of one Class A common share in the capital of the corporation and one warrant, each warrant entitling the holder thereof to purchase one Class A common share for a period of 48 months following the closing date of the offering. We have complied with Canadian generally accepted standards for an auditor's involvement with the offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flow for the years then ended. Our report is dated February 3, 2005.

We also consent to the incorporation by reference in the above mentioned short form prospectus of our report to the Shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flow for the years then ended. Our report is dated March 19, 2004.

Signed: *"Collins Barrow Edmonton, LLP"*
Chartered Accountants

CERTIFICATE OF THE CORPORATION

DATED: March 14, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of Alberta, Ontario, British Columbia and Quebec. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

"Kevin A. Giese"

KEVIN A. GIESE
President and Chief Executive Officer

"Don Kimak"

DON KIMAK
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Laine M. Woollard"

LAINE M. WOOLLARD
Director

Dr. John Wetherell"

DR. JOHN WETHERELL
Director

CERTIFICATE OF THE AGENTS

DATED: March 14, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of the Provinces of British Columbia, Alberta, Ontario and Quebec. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

FRASER MACKENZIE LIMITED

By: *"Richard Goldstein"*

Richard Goldstein
Director of Investment Banking

PACIFIC INTERNATIONAL SECURITIES INC.

By: *"Jim Defer"*

Jim Defer
Vice-President, Corporate Finance

DLOUHY MERCHANT GROUP INC.

By: *"Peter Dlouhy"*

Peter Dlouhy
Vice-President

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. ***Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus. Toute personne qui donne à entendre le contraire commet une infraction.*** *Les titres visés par le présent prospectus simplifié n'ont pas été ni ne seront inscrits aux termes de la loi des États-Unis intitulée* Securities Act of 1933, *dans sa version modifiée (la « Loi de 1933 »). Par conséquent, sauf dans la mesure où cela est permis en vertu de la convention de placement pour compte, ils ne peuvent être offerts ni vendus aux États-Unis et le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation d'une offre d'acheter l'un ou l'autre des titres offerts aux présentes aux États-Unis. Se reporter à la rubrique « Mode de placement ».*

L'information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. *On peut obtenir sans frais des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au chef des finances de BioMS Medical Corp., 6030, 88th Street, Edmonton (Alberta) T6E 6G4, téléphone : (780) 413-7152, ou on peut accéder aux documents d'information de la société disponibles par Internet en ayant recours au Système électronique de données, d'analyses et de recherches (SEDAR) à l'adresse www.sedar.com.*

Nouvelle émission **Le 14 mars 2005**

PROSPECTUS SIMPLIFIÉ

BIOMS MEDICAL CORP.

36 000 000 $
10 000 000 d'unités
Prix : 3,60 $ l'unité

BioMS Medical Corp. (« BioMS » ou la « société ») offre (le « placement ») un nombre global de 10 000 000 d'unités (les « unités ») au prix de 3,60 $ l'unité, chaque unité consistant en une (1) action ordinaire de catégorie A (les « actions ordinaires ») de la société et en un (1) bon de souscription d'actions ordinaires (les « bons de souscription »), chaque bon de souscription donnant droit au porteur d'acheter une (1) action ordinaire (les « actions sous-jacentes ») au prix de 5,00 $ par action sous-jacente pendant une période de quatre (4) ans à compter de la clôture du placement. Les unités sont offertes dans le cadre d'un placement pour compte aux termes d'une convention de placement pour compte (la « convention de placement pour compte ») intervenue entre la société et Fraser Mackenzie Limited (le « chef de file »). Pacific International Securities Inc., et Dlouhy Merchant Group Inc., agiront à titre de coplaceurs pour compte du chef de file à l'égard du placement (les « coplaceurs pour compte ») (le chef de file et les coplaceurs pour compte sont désignés aux présentes collectivement, les « placeurs pour compte »). Aucune limite n'a été établie quant au nombre minimal d'unités devant être placées. Vous pourriez en être le seul acquéreur. Les actions ordinaires en circulation de BioMS sont inscrites à la cote de la Bourse de Toronto (la « TSX »). Le 11 mars 2005, le cours de clôture des actions ordinaires à la TSX était de 4,05 $. Il n'existe aucun marché pour les bons de souscription et la société n'entend pas soumettre de demande afin que les bons de souscription soient inscrits à la cote d'une bourse. Le prix d'offre des unités offertes aux présentes a été fixé par voie de négociation entre la société et le chef de file ainsi que dans le contexte du marché. Les unités seront séparables en actions ordinaires et en bons de souscription immédiatement après la clôture du placement.

Il existe certains facteurs de risque que les souscripteurs éventuels devraient examiner attentivement. Se reporter à la rubrique « Facteurs de risque » à la page 8 du présent prospectus simplifié.

	Prix d'offre	Rémunération du placeur pour compte[1)]	Produit net revenant à la société[1)2)3)4)]
Par unité	3,60 $	0,216 $	3,384 $
Total :	36 000 000 $	2 160 000 $	33 840 000 $

Notes :

1) *Les placeurs pour compte se sont vus accorder une option aux fins d'attributions excédentaires (l'« option aux fins d'attributions*

excédentaires ») leur permettant de vendre jusqu'à 1 500 000 unités supplémentaires (les « unités aux fins d'attributions excédentaires ») selon les mêmes modalités que celles indiquées ci-dessus, afin de couvrir les attributions excédentaires, le cas échéant. L'option aux fins d'attributions excédentaires peut être levée en totalité ou en partie, en tout temps dans les trente (30) jours suivant la date de clôture du placement. Le présent prospectus simplifié permet l'octroi de l'option aux fins d'attributions excédentaires de même que l'émission de l'option aux fins d'attributions excédentaires aux placeurs pour compte et l'émission d'unités aux fins d'attributions excédentaires à la levée de l'option aux fins d'attributions excédentaires. Si le placement maximum est souscrit et que l'option aux fins d'attributions excédentaires est levée intégralement, le nombre total d'unités vendues dans le cadre du placement sera de 11 500 000, le prix d'offre total s'établira à 41 400 000 $, la rémunération totale des placeurs pour compte, à 2 484 000 $, et le produit net total revenant à la société, à 38 916 000 $, avant déduction des frais du présent placement estimés à 200 000 $ et de la commission d'agent payeur du chef de file de 414 000 $. Dans le présent prospectus simplifié, les renvois aux unités font référence, selon que l'exige le contexte, aux 10 000 000 d'unités et aux unités aux fins d'attributions excédentaires. Se reporter à la rubrique « Mode de placement ».

2) *La société a également convenu d'accorder aux placeurs pour compte un bon de souscription de courtier (le « bon de souscription de courtier ») à la clôture du placement. Le bon de souscription de courtier permettra aux placeurs pour compte d'acquérir des actions ordinaires de la société en un nombre correspondant à 5,5 % du nombre d'unités vendues dans le cadre du placement au prix de 3,98 $ l'action pendant une période de deux (2) ans à compter de la clôture du placement, de même que le droit d'acquérir des actions en un nombre correspondant à 2 ½ % du nombre d'unités vendues dans le cadre du placement au prix de 5,00 $ l'action pendant une période de quatre (4) ans à compter de la clôture du placement. Le présent prospectus simplifié permet l'émission du bon de souscription de courtier aux placeurs pour compte r. Se reporter à la rubrique « Mode de placement ».*

3) *Le chef de file recevra également une commission d'agent payeur (la « commission d'agent payeur ») correspondant à 1 % du produit brut tiré du placement, payable en espèces à la clôture du placement.*

4) *Avant déduction des frais d'émission estimés à 200 000 $ qui seront réglés par prélèvement sur les fonds généraux de la société.*

Les placeurs pour compte offrent conditionnellement les unités de même que les unités aux fins d'attributions excédentaires, sous les réserves d'usage concernant leur vente préalable, leur émission et leur livraison par la société et leur acceptation par les placeurs pour compte en conformité avec les conditions de la convention de placement pour compte dont il est question sous la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Anfield Sujir Kennedy & Durno, Vancouver (Colombie-Britannique), pour le compte de la société, et par Garfinkle, Biderman LLP, Toronto (Ontario), pour le compte des placeurs pour compte. Les placeurs pour compte peuvent, dans le cadre du placement, effectuer des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires en conformité avec les règles de stabilisation du marché applicables. Ces opérations, une fois commencées, peuvent être interrompues en tout temps.

Les souscription seront reçues sous réserve du droit de les refuser ou de les répartir en totalité ou en partie et sous réserve du droit de clore les registres de souscription en tout temps sans préavis. Il est prévu que les certificats en leur forme définitive représentant les actions ordinaires, les bons de souscription et les bons de souscription de courtier seront disponibles aux fins de livraison à la clôture du présent placement qui devrait avoir lieu vers le 31 mars 2005, ou à toute autre date dont peuvent convenir la société et les placeurs pour compte.

TABLE DES MATIÈRES

QUESTIONS D'ORDRE GÉNÉRAL

Dans le présent prospectus, sauf indication contraire ou à moins que le contexte ne l'exige autrement, les termes « BioMS », la « société », « nous », « notre » et « nos » servent à désigner BioMS Medical Corp.

Sauf indication contraire, tous les renvois à des dollars font référence à des dollars canadiens.

DOCUMENTS INTÉGRÉS PAR RENVOI

L'information intégrée par renvoi dans le présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. On peut obtenir sans frais des exemplaires des documents intégrés par renvoi dans le présent prospectus sur demande adressée au chef des finances de BioMS Medical Corp., 6030, 88th Street, Edmonton (Alberta) T6E 6G4, téléphone : (780) 413-7152, de même qu'en ayant recours à SEDAR. Pour son application au Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information auprès du chef des finances de la société à l'adresse et au numéro de téléphone précités. Les document suivants de la société sont expressément intégrés par renvoi dans le présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de renouvellement de la société datée du 19 mai 2004;

b) les états financiers comparatifs consolidés vérifiés de la société pour l'exercice terminé le 31 décembre 2004 ainsi que le rapport des vérificateurs y afférent daté du 3 février 2005;

c) les états financiers comparatifs consolidés vérifiés de la société pour l'exercice terminé le 31 décembre 2003 ainsi que le rapport des vérificateurs y afférent daté du 19 mars 2004;

d) le rapport de gestion pour l'exercice terminé le 31 décembre 2004.

Tous les documents du genre énumérés ci-haut et tous les états financiers comparatifs intermédiaires, toutes les circulaires de sollicitation de procurations, toutes les notices annuelles ou toutes les déclarations de changement important (sauf les déclarations confidentielles) déposés par la société auprès des commissions des valeurs mobilières ou d'autres autorités analogues au Canada après la date du présent prospectus simplifié et avant la fin du présent placement sont réputés intégrés par renvoi dans le présent prospectus simplifié.

Toute déclaration contenue dans un document intégré ou réputé intégré par renvoi dans les présentes est réputée modifiée ou remplacée, pour les besoins du présent prospectus simplifié, dans la mesure où elle est modifiée ou remplacée par une déclaration contenue dans les présentes ou dans tout autre document déposé ultérieurement qui est également intégré ou réputé intégré par renvoi dans les présentes. Il n'est pas nécessaire de préciser dans la nouvelle déclaration que celle-ci modifie ou remplace une déclaration antérieure ni d'y inclure une autre information donnée dans le document qu'elle modifie ou remplace. La modification ou le remplacement d'une déclaration n'est pas réputé constituer une admission, à quelque fin que ce soit, du fait que la déclaration modifiée ou remplacée, au moment où elle a été faite, constituait une information fausse ou trompeuse, une déclaration inexacte d'un fait important ou une omission de déclarer un fait important qu'il est obligatoire ou nécessaire de déclarer pour rendre une déclaration non trompeuse dans les circonstances dans lesquelles elle a été faite. Seule la déclaration ainsi modifiée ou remplacée est réputée faire partie intégrante du présent prospectus simplifié.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés contenus dans le présent prospectus simplifié de même que dans certains documents intégrés par renvoi dans le présent prospectus simplifié constituent des énoncés prospectifs concernant l'entreprise, les activités, le rendement financier et la situation financière, présents et futurs, de la société. À l'exception des énoncés portant sur des faits historiques, tous les énoncés sont prospectifs. L'usage de

termes tels que « anticiper », « planifier », « poursuivre », « estimer », « prévoir », « avoir l'intention », « pouvoir », « projeter », « prédire », « possible », « devrait », « croire » et autres expressions similaires sert à indiquer qu'il s'agit d'énoncés prospectifs. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux que prévoient ces énoncés prospectifs. La société estime que les attentes que reflètent ces énoncés prospectifs sont raisonnables mais rien ne garantit que ces énoncés s'avéreront exacts et, par conséquent, les lecteurs sont invités à ne pas se fier indûment aux énoncés prospectifs inclus dans le présent prospectus simplifié ou qui y sont intégrés par renvoi. Ces énoncés sont formulés à la date du présent prospectus simplifié ou à la date précisée dans les documents intégrés par renvoi dans le présent prospectus simplifié. Les résultats réels pourraient différer considérablement de ceux que prévoient ces énoncés prospectifs en raison des facteurs de risque énoncés sous la rubrique « Facteurs de risque » ainsi que d'autres facteurs échappant au contrôle de la société.

LA SOCIÉTÉ

La société a été constituée le 15 décembre 1998 sous le régime de la loi de la Colombie Britannique intitulée *Company Act* sous la dénomination « 576693 BC Ltd. ». Le 9 février 2000, la société a adopté la dénomination « EPS Capital Corp. », qu'elle a abandonnée au profit de « BioMS Medical Corp. » le 30 juillet 2001. La société a été prorogée sous le régime des lois de la province de l'Alberta le 31 juillet 2001 et ses activités sont désormais régies par la loi de l'Alberta intitulée *Business Corporations Act.* Son siège social se trouve au 6030, 88th Street, Edmonton (Alberta) T6E 6G4 et sa principale place d'affaires au 3200 Manulife Place, 10180, 101 Street, Edmonton (Alberta) T5J 3W8.

La société possède une filiale : BioMS Technology Corp. (« BioMS Technology »). BioMS Technology a été constituée sous le régime des lois de l'Alberta le 31 décembre 1998 sous la dénomination 812867 Alberta Ltd., qui a été remplacée par Rycor Technology Investments Corp. le 19 janvier 2000, dénomination qui a été remplacée par BioMS Technology Corp. le 6 mai 2004. BioMS Technology a sa principale place d'affaires au 6030, 88th Street, Edmonton (Alberta) T6E 6G4 et son siège social au 3200 Manulife Place, 10180, 101 Street, Edmonton (Alberta) T5J 3W8. La société est propriétaire de la totalité des actions émises et en circulation de BioMS Technology.

Le diagramme suivant présente la structure d'entreprise de la société et de sa filiale :


BioMS Medical Corp.
(prorogée sous le régime des lois de l'Alberta)
100 %
Rycor Technology Investments Corp.
(constituée sous le régime des lois de l'Alberta)

DESCRIPTION DES ACTIVITÉS

BioMS est une société biopharmaceutique dont les activités se concentrent actuellement sur la recherche et le développement de deux technologies médicales. La première de ces technologies, qui constitue le point central des activités de la société, porte sur le traitement de la sclérose en plaques.

Par l'intermédiaire de BioMS Technology, la société a obtenu une licence mondiale exclusive pour exploiter la technologie médicale mise au point à la Clinique de soins et de recherche pour les patients atteints de la sclérose en plaques de l'Université de l'Alberta, qui porte sur le traitement de la sclérose en plaques. Cette technologie repose sur un peptide de synthèse de la protéine de base de la myéline, nommé MBP8298, qui se compose de 17 acides aminés. Un peptide est un composé de deux acides aminés ou plus reliés par une liaison peptidique. Le MBP8298 est administré à des fins thérapeutiques par voie intraveineuse aux patients souffrant de sclérose en plaques.

La société procède présentement à un essai clinique déterminant de phase II/III chez les humains du MBP8298 auprès de patients atteints de sclérose en plaques progressive secondaire. En 2004, la société a obtenu l'autorisation de Santé Canada d'entreprendre l'essai clinique au Canada de même qu'elle a reçu l'autorisation d'entreprendre un tel essai au Royaume-Uni de la Medicines and Healthcare products Regulatory Agency (MHRA). Des demandes similaires devraient être déposées par la suite auprès des autorités d'un autre territoire européen et peut-être également aux États-Unis. Au Canada, on a commencé à recruter des patients. Il faudra compter environ un an pour recruter le nombre total de patients prévu qui est de 553 et l'essai exige de tous les patients qu'ils suivent deux années de traitement et qu'ils se soumettent à une évaluation de suivi. Une analyse intermédiaire devrait être menée lorsque les 200 premiers patients, des 453 patients visés (soit ceux possédant les gènes de réponse immunitaire HLA DR2 ou DR4), auront terminé deux ans de l'essai clinique.

La deuxième technologie, nommée HYC750, fait appel à une méthode de mobilisation des cellules hématopoïétiques chez les humains.

La société a obtenu une licence mondiale exclusive pour exploiter la technologie HYC750 de l'Université de l'Alberta. Le HYC750 repose sur l'emploi de l'acide hyaluronique, un élément naturel et essentiel des tissus conjonctifs humains. L'acide hyaluronique est actuellement utilisé sous diverses formes dans une large gamme de produits commerciaux offerts sur le marché tels : la chirurgie ophtalmique, le traitement de la polyarthrite rhumatoïde, la mobilisation des articulations, la cicatrisation des plaies, en plus d'agir comme vecteur matriciel de cellules et de médicaments. À ces fins, il a été établi que l'acide hyaluronique est entièrement sûr. Le HYC750 offre aussi d'autres possibilités d'utilisation, mais la société consacre pour l'heure ses efforts à son emploi comme agent thérapeutique contre les effets secondaires de la chimiothérapie.

La société prévoit entreprendre un essai de « validation de principe » de phase I du HYC750 au Canada afin d'établir le profil d'innocuité du médicament chez des patients et de mesurer les effets mobilisateurs sur les cellules hématopoïétiques du produit. Le processus de dépôt réglementaire en vue d'obtenir l'approbation réglementaire de cet essai et l'autorisation d'y procéder aura lieu en 2005. Il est prévu que l'essai durera environ un an.

La société a également conclu une entente avec l'Université de l'Alberta, le Dr Leonard I. Wiebe, le Dr James Diakur et BioCyDex Inc. (« BioCyDex »). Aux termes de cette entente, la société s'est engagée à se porter acquéreur d'une participation de 30 % dans BioCyDex pour la somme de 200 000 $; en date du 31 décembre 2004, une participation de 28 % avait été acquise. La société détient également une option lui permettant d'acquérir une participation additionnelle de 20 % dans BioCyDex, d'ici le 31 décembre 2005, à sa juste valeur marchande au moment de l'acquisition. BioCyDex détient de l'Université de l'Alberta des licences mondiales exclusives sur deux technologies, l'une portant sur l'introduction de médicaments antiviraux et d'agents chimiothérapeutiques dans les cellules afin d'en augmenter l'efficacité, et l'autre portant sur la visualisation des gènes introduits dans les cellules dans le cadre d'une thérapie génique. Ces deux technologies en sont aux premiers stades de leur développement.

EMPLOI DU PRODUIT

Le produit net de la présente émission, déduction faite de la rémunération des placeurs pour compte de 2 160 000 $ et de la commission d'agent payeur du chef de file de 360 000 $, s'élèvera, si le placement maximum est souscrit, à 33 480 000 $, en présumant que l'option aux fins d'attributions excédentaires n'est pas levée. Si l'option aux fins d'attributions excédentaires est levée intégralement, le produit net du placement revenant à la société, déduction faite de la rémunération des placeurs pour compte et de la commission d'agent payeur du chef de file, s'élèvera, si le placement maximum est souscrit, à 38 502 000 $. Les frais du présent placement, estimés à 200 000 $, en présumant que le placement maximum est souscrit, seront réglés par prélèvements sur les fonds généraux de la société. Le produit net du placement sera affecté à l'essai clinique déterminant de phase II/III chez les humains du MPB8298 actuellement mené auprès de patients atteints de sclérose en plaques et dont il est fait mention à la rubrique « Description des activités ». . La société prévoit que même si le placement maximum devait être souscrit et l'option aux fins d'attributions excédentaires levée intégralement, il lui faudra lever des fonds supplémentaires pour terminer l'essai clinique déterminant de phase II/III chez les humains et lui permettre de disposer d'un fonds de roulement. La société se propose de réunir ces fonds en recourrant davantage au financement par emprunt ou au financement par actions ou en concluant des ententes de partenariat auprès de tiers. Rien ne garantit que ces fonds seront disponibles.

DESCRIPTION DES TITRES PLACÉS

Le placement se compose, globalement, de 10 000 000 d'unités, chaque unité consistant en une (1) action ordinaire et en un (1) bon de souscription. Chaque bon de souscription donne droit au porteur d'acheter une (1) action sous-jacente au prix de 5,00 $ l'action sous-jacente pendant une période de quatre (4) ans à compter de la clôture du placement.

Chaque porteur d'actions ordinaires a droit à une voix pour chaque action détenue. Les actions ordinaires ont égalité de rang à tous égards. Les porteurs d'actions ordinaires ont le droit d'assister et de voter à toutes les assemblées des actionnaires de la société à raison d'une voix pour chaque action ordinaire qu'ils détiennent, à l'exception des assemblées auxquelles seuls les porteurs d'une catégorie ou d'une série d'une catégorie d'actions donnée ont droit d'assister et de voter. Les porteurs d'actions ordinaires ont également droit de recevoir des dividendes, selon que les déclare le conseil d'administration de la société, sur les actions ordinaires, de même que de recevoir le reliquat des biens de la société en cas de liquidation ou de dissolution, sous réserve des droits prioritaires des porteurs d'actions ayant priorité de rang sur les actions ordinaires. Aucune action ordinaire émise n'est rachetable ni n'est susceptible d'appels subséquents. Il n'existe aucun droit de préemption ou de conversion pas plus qu'il n'existe de dispositions prévoyant le rachat, l'achat aux fins d'annulation, la remise ou l'établissement d'un fonds d'amortissement ou d'achat. Les dispositions applicables quant à toute modification pouvant être apportée à ces droits ou à ces dispositions sont contenues dans la loi intitulée *Business Corporation Act* (Alberta) et dans son règlement d'application.

Les bons de souscription seront transférables de même qu'ils seront émis sous forme nominative et régis par les modalités d'une convention (la « convention relative aux bons de souscription ») devant être conclue entre la société et Pacific Corporate Trust Company à ses bureaux principaux de Vancouver. La convention relative aux bons de souscription renfermera, entre autres, des dispositions antidilution de même que des dispositions pour le rajustement approprié de la catégorie, du nombre et du prix des actions sous-jacentes devant être émises à l'exercice des bons de souscription, à la survenance de certains événements, y compris toute subdivision, tout regroupement ou tout reclassement des actions ordinaires ou le versement de dividendes en actions, ou toute dissolution ou liquidation volontaire ou forcée, toute fusion ou toute restructuration de la société.

Les bons de souscription peuvent être exercés à tout moment suivant leur date d'émission jusqu'à 16 h (heure de Vancouver) jusqu'à et y compris la date qui suit de 48 mois la date de clôture du placement. Chaque bon de souscription entier donne droit au porteur d'acheter une (1) action ordinaire au prix d'exercice de 5,00 $, sous réserve de certains rajustements dont un résumé est donné ci-dessous. Aucune fraction d'action ordinaire ne sera émise à l'exercice de bons de souscription et, en remplacement de telles fractions d'actions, le cas échéant, un paiement en espèces sera effectué dont le montant sera établi selon le cours du marché des actions ordinaires. Conformément aux modalités des bons de souscription et sous réserve des lois applicables, nous pouvons acheter, par contrat privé ou autrement, la totalité ou une partie des bons de souscription alors en circulation et les bons de souscription ainsi achetés seront annulés.

Les bons de souscription comportent des dispositions d'ajustement antidilution usuelles, de telle sorte que le nombre d'actions ordinaires pouvant être émises sera ajusté à la survenance de certains événements, y compris en cas de division ou de regroupement des actions ordinaires en circulation ou lors de l'émission d'actions ordinaires auprès de la totalité ou de la quasi-totalité des porteurs d'actions ordinaires dans le cadre du versement d'un dividende en actions. Advenant l'acquisition de plus de la moitié des titres avec droit de vote ou des titres de participation de la société, la vente de la totalité ou de la quasi-totalité des actifs, biens ou activités de la société, ou encore la fusion ou le regroupement de la société avec une autre entité, les porteurs de bons de souscription qui exercent leurs bons de souscription auront droit de recevoir les actions ordinaires de la société acheteuse ou les espèces, actions ou autres titres ou biens qu'ils auraient eu droit de recevoir si, à la date de référence ou à la date de prise d'effet de tels événements, ils avaient été les porteurs inscrits du nombre d'actions ordinaires auquel ces porteurs de bons de souscription avaient droit à l'exercice de leurs bons de souscription, pourvu que les porteurs de bons de souscription qui n'exercent pas leurs bons de souscription aient droit de recevoir des bons de souscription de remplacement de la société acheteuse qui comportent les mêmes modalités et conditions et offrent la même valeur économique que les bons de souscription pour la durée à l'échéance des bons de souscription.

De temps à autre, nous pouvons, de concert avec l'agent pour les bons de souscription et sans le consentement des porteurs de bons de souscription, modifier ou compléter l'acte relatif aux bons de souscription pour certaines fins qui ne portent pas atteinte aux intérêts des porteurs des bons de souscription, y compris pour éliminer les vices de forme ou incongruités. Toute modification apportée ou tout complément ajouté à l'acte relatif aux bons de souscription qui porte atteinte ou peut porter atteinte aux intérêts des porteurs des bons de souscription ne peut être apportée ou ajoutée qu'au moyen d'une « résolution extraordinaire », soit une résolution adoptée, lors d'une assemblée des porteurs de bons de souscription à laquelle sont présents en personne ou représentés par procuration des porteurs de bons de souscription représentant au moins 10 % du nombre total de bons de souscription alors en circulation, par le vote affirmatif des porteurs de bons de souscription représentant pas moins de 66 % du nombre total de bons de souscription alors en circulation représentés à l'assemblée, ou au moyen d'actes écrits signés par les porteurs d'au moins 66 % du nombre total de bons de souscription alors en circulation.

STRUCTURE DU CAPITAL CONSOLIDÉ

Depuis le 31 décembre 2004, date du dépôt des derniers états financiers vérifiés de la société, il n'est survenu aucun changement au niveau du capital de financement de la société. Depuis le 31 décembre 2004, les changements suivants sont survenus au niveau du capital-actions de la société :

a) 10 000 actions ordinaires ont été émises au prix de 2,97 $ l'action à la levée d'options d'achat d'actions;

b) 16 700 actions ordinaires ont été émises au prix de 4,00 $ l'action à l'exercice de bons de souscription d'actions;

souscription d'actions;

c) 11 100 actions ordinaires achetées aux termes de l'offre publique de rachat dans le cours normal de la société ont été annulées.

MODE DE PLACEMENT

Aux termes d'une convention datée du 14 mars 2005 (la « convention de placement pour compte ») intervenue entre la société et le chef de file, la société a nommé les placeurs pour compte pour vendre les unités au public. Le chef de file a convenu d'aider la société à préparer et à déposer le présent prospectus simplifié afin de rendre admissible le placement des unités auprès du public de même que d'offrir en vente les unités offertes en vertu des présentes, selon les modalités et sous réserve des conditions contenues dans la convention de placement pour compte. Les placeurs pour compte ont convenu de faire de leur mieux pour vendre les unités offertes aux présentes et ils recevront une rémunération correspondant à 0,216 $ (6 %) pour chaque unité vendue. La société a également convenu d'émettre aux placeurs pour compte un bon de souscription de courtier à la clôture du placement. Le bon de souscription de courtier permettra aux placeurs pour compte d'acquérir des actions ordinaires de la société en un nombre correspondant à 5,5 % du nombre d'unités vendues dans le cadre du placement au prix de 3,98 $ l'action pendant une période de deux (2) ans à compter de la clôture du placement, de même que d'acquérir des actions ordinaires en un nombre correspondant à 2½ % du nombre d'unités vendues dans le cadre du placement au prix de 5,00 $ l'action pendant une période de quatre (4) ans à compter de la clôture du placement. Le présent prospectus simplifié permet le placement du bon de souscription de courtier aux placeurs pour compte. La société a de plus convenu de verser au chef de file une commission d'agent payeur correspondant à 1 % du produit brut tiré du placement de même qu'elle doit assumer tous les frais remboursables raisonnables engagés par le chef de file dans le cadre du placement, y compris les honoraires et débours de Garfinkle, Biderman LLP, conseillers juridiques du chef de file. Les placeurs pour compte peuvent créer un groupe de sous-placeurs pour compte regroupant d'autres courtiers en placement, et il leur incombera d'établir la rémunération devant être versée aux membres de ce groupe, laquelle rémunération sera versée par les placeurs pour compte par prélèvement sur leur propre rémunération. Le prix d'offre a été fixé par voie de négociation entre la société et le chef de file.

La société a accordé l'option aux fins d'attributions excédentaires aux placeurs pour compte leur permettant d'acquérir 1 500 000 unités aux fins d'attributions excédentaires supplémentaires afin de couvrir les attributions excédentaires, le cas échéant, de même qu'aux fins de stabilisation du marché, au prix de 3,60 $ par unité aux fins d'attributions excédentaires. L'option aux fins d'attributions excédentaires peut être levée par les placeurs pour compte, en totalité ou en partie, en tout temps dans les 30 jours suivant la date de clôture du placement. Le présent prospectus simplifié permet l'émission de l'option aux fins d'attributions excédentaires aux placeurs pour compte de même que l'émission d'unités aux fins d'attributions excédentaires à la levée de l'option aux fins d'attributions excédentaires. Si l'option aux fins d'attributions excédentaires est levée intégralement, le nombre total d'unités vendues dans le cadre du placement sera de 11 500 000 $, le prix d'offre total s'établira à 41 400 000 $, la rémunération totale des placeurs pour compte, à 2 484 000 $, et le produit net total revenant à la société, à 38 916 000 $ (avant déduction des frais du placement estimés à 200 000 $ et de la commission d'agent payeur du chef de file de 414 000 $, en présumant que le placement maximum est souscrit).

Les souscriptions pour les unités seront reçues jusqu'à la date de clôture. Bien que les placeurs pour compte aient convenu de déployer tous leurs efforts pour vendre les unités, ils ne sont pas tenus d'acheter les unités qui ne sont pas vendues. Les obligations du chef de file aux termes de la convention de placement pour compte peuvent être résiliées en tout temps avant la clôture du placement, et les

souscripteurs ne seront plus tenus d'acheter les unités, à l'appréciation du chef de file sur le fondement de son évaluation de l'état des marchés financiers et en tout temps si certains événements se produisent.

La société a demandé l'inscription à la cote de la TSX des actions ordinaires comprises dans les unités offertes aux présentes et dans les unités aux fins d'attributions excédentaires, des actions ordinaires devant être émises à l'exercice des bons de souscription de courtier ainsi que des bons de souscription. L'inscription à la cote est subordonnée à l'obligation, pour la société, de remplir toutes les conditions de la TSX. Il n'existe aucun marché pour les bons de souscription et la société n'entend pas soumettre de demande afin que les bons de souscription soient inscrits à la cote de la TSX ou à celle d'une autre bourse.

Les unités seront offertes dans les provinces de l'Alberta, de l'Ontario, de la Colombie-Britannique et de Québec. Les unités, les actions ordinaires, les bons de souscription de courtier, les unités aux fins d'attributions excédentaires, les bons de souscription et les actions sous-jacentes n'ont pas été ni ne seront inscrits aux termes de la Loi de 1933 ni aux termes des lois d'aucun État et, sous réserve de certaines exceptions, ne peuvent être offerts ni vendus, directement ou indirectement, aux États-Unis ou à des personnes des États-Unis (au sens donné à l'expression « *U.S. Person* » dans le règlement S pris en application de la Loi de 1933) ou pour leur compte. Les placeurs pour compte ont convenu qu'ils n'offriront, ni ne vendront des unités ou des unités aux fins d'attributions excédentaires aux États-Unis ou à des personnes des États-Unis (au sens donné à l'expression « *U.S. Person* » dans le règlement S pris en application de la Loi de 1933) ou pour leur compte, autrement qu'en conformité avec la convention de placement pour compte, laquelle permet aux placeurs pour compte d'offrir et de vendre des unités ou des unités aux fins d'attributions excédentaires dans le cadre d'opérations dispensées de l'application des exigences en matière d'inscription de la Loi de 1933. Le présent prospectus simplifié ne constitue pas une offre de vente ni une sollicitation d'une offre d'acheter des unités ou des unités aux fins d'attributions excédentaires aux États-Unis. De plus, dans les 40 jours suivant le début de l'offre, une offre ou une vente des unités ou des unités aux fins d'attributions excédentaires offertes aux présentes aux États-Unis par un courtier (qu'il participe ou non au présent placement) peut contrevenir aux exigences en matière d'inscription de la Loi de 1933 si une telle offre ou vente est effectuée autrement qu'aux termes d'une dispense.

Conformément aux instructions générales de la Commission des valeurs mobilières de l'Ontario, les placeurs pour compte ne peuvent, pendant toute la durée du placement, offrir d'acheter ni acheter des actions ordinaires. Des exceptions peuvent toutefois être faites à la restriction qui précède. Ces exceptions comprennent une offre d'achat ou un achat permis aux termes des règlements et des règles de la TSX concernant la stabilisation du marché et les activités de maintien passif du marché, ainsi qu'une offre d'achat ou un achat effectué pour un client et pour son compte lorsque l'ordre n'a pas été sollicité pendant la durée du placement, pourvu que l'offre d'achat ou l'achat ne soit pas fait dans le but de créer une activité réelle ou apparente sur les actions ordinaires ou de faire monter leur cours. La société a été avisée par les placeurs pour compte que, dans le cadre du placement, sous réserve des lois susmentionnées pouvant s'appliquer, les placeurs pour compte peuvent procéder à des opérations visant à stabiliser ou à maintenir le cours des actions ordinaires à des niveaux autres que ceux qui seraient autrement en vigueur sur le marché libre. Ces opérations, si elles sont entreprises, peuvent être interrompues à tout moment

ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Anfield Sujir Kennedy & Durno, conseillers juridiques de la société, en date des présentes, un placement dans les unités ainsi que dans les unités aux fins d'attributions excédentaires constitue un placement admissible, aux termes de la *Loi de l'impôt sur le revenu* (Canada), pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices (collectivement, les « régimes ») et des régimes enregistrés d'épargne-

étude, et, en se fondant en partie sur l'information fournie par la société, un tel placement ne constituerait pas, en date des présentes, un bien étranger à l'endroit de ces régimes.

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique relatives au présent placement seront examinées par Anfield Sujir Kennedy & Durno, Vancouver (Colombie-Britannique), pour le compte de la société, et par Garfinkle, Biderman LLP, Toronto (Ontario), pour le compte des placeurs pour compte et des placeurs pour compte. En date des présentes, les associés, conseillers et avocats salariés de Anfield Sujir Kennedy & Durno détiennent moins de 1 % des actions ordinaires. M. Michael Kennedy, associé du cabinet Anfield Sujir Kennedy & Durno, est le secrétaire général de la société et ce cabinet reçoit à l'occasion des honoraires pour services juridiques fournis à la société.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la société sont Collins Barrow, comptables agréés, 1550 Allstream Tower, 10250 – 101 Street, Edmonton (Alberta) T5J 3P4

L'agent des transfert et agent chargé de la tenue des registres pour les actions ordinaires est Pacific Corporate Trust Company, à ses principaux bureaux de Vancouver.

FACTEURS DE RISQUE

Les acheteurs éventuels des unités devraient être conscients du fait que la société estime qu'il lui faudra lever des fonds supplémentaires pour terminer l'essai clinique déterminant de phase II/III chez les humains du MBP8298 présentement mené auprès de patients atteints de sclérose en plaques progressive secondaire. Bien que la société se propose de réunir ces fonds en recourrant davantage au financement par emprunt ou au financement par actions ou en concluant des ententes de partenariat auprès de tiers, rien ne garantit que ces fonds seront disponibles.

Les souscripteurs éventuels des unités devraient examiner avec soin les facteurs de risque dont il est question dans la notice annuelle de renouvellement de la société datée du 19 mai 2004 qui est intégrée par renvoi aux présentes, de même que les autres renseignements indiqués dans le présent prospectus simplifié et intégrés par renvoi aux présentes, y compris les états financiers et les notes complémentaires. Ces facteurs de risque incluent : i) le fait que la société n'en est encore qu'au premier stade de développement; ii) l'absence de produits et de renseignements généraux sur les pertes de la société; iii) les risques que comportent les essais précliniques et cliniques; iv) la capacité de la société à obtenir, protéger et utiliser es brevets ou autres droits exclusifs; v) la dépendance de la société envers ses collaborateurs; vi) la capacité de la société à se tenir au courant des rapides changements technologiques; vii) la capacité de la société à l'emporter sur ses concurrents; viii) le manque d'expérience de la société en matière de fabrication; ix) la dépendance de la société envers le personnel-clé; x) la responsabilité du fait des produits et la capacité de la société à souscrire de l'assurance; xi) la capacité de la société à maintenir des licences; xii) la dépendance de la société envers les concédants de licences; xiii) la réglementation gouvernementale, y compris les risques associés à l'obtention de l'approbation réglementaire pour des médicaments; xiv) les risques associés à la conduite des affaires dans certains pays; xv) la nécessité d'obtenir, à l'avenir, des capitaux et les incertitudes quant à la possibilité d'obtenir du financement additionnel; xvi) la volatilité possible du cours des actions; et xvii) la fiscalité internationale. Se reporter à la rubrique « Documents intégrés par renvoi ».

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts, par suite d'opérations de placement effectuées avec un prospectus simplifié contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de BioMS Medical Corp. (la « société ») daté du 14 mars 2005 visant le placement d'un maximum de 10 000 000 d'unités de la société, chaque unité se composant d'une action ordinaire de catégorie A des capitaux propres de la société et d'un bon de souscription, chaque bon de souscription permettant au porteur d'acquérir une action ordinaire de catégorie A pendant une période de 48 mois suivant la date de règlement du placement. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus simplifié susmentionné notre rapport aux actionnaires de la société portant sur les bilans consolidés de la société aux 31 décembre 2004 et 2003 et sur les états consolidés des résultats, du déficit et des flux de trésorerie pour les exercices alors terminés. Notre rapport est daté du 3 février 2005.

Nous consentons également à ce que soit intégré par renvoi dans le prospectus simplifié susmentionné notre rapport aux actionnaires de la société portant sur les bilans consolidés de la société aux 31 décembre 2003 et 2002 et sur les états consolidés des résultats, du déficit et des flux de trésorerie pour les exercices alors terminés. Notre rapport est daté du 19 mars 2004.

(Signé) *« Collins Barrow Edmonton, LLP »*
Comptables agréés

ATTESTATION DE LA SOCIÉTÉ

Le 14 mars 2005

Le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus simplifié, conformément à la législation en valeurs mobilières de l'Alberta, de l'Ontario, de la Colombie-Britannique et du Québec. Pour les besoins de la province de Québec, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

«Kevin A. Giese»

KEVIN A. GIESE
Président et chef de la direction

«Don Kimak»

DON KIMAK
Chef de la direction financière

AU NOM DU CONSEIL D'ADMINISTRATION

«Laine M. Woollard»

LAINE M. WOOLLARD
Administrateur

«John Wetherell»

DR JOHN WETHERELL
Administrateur

ATTESTATION DES PLACEURS POUR COMPTE

Le 14 mars 2005

À notre connaissance, le présent prospectus simplifié, avec les documents qui y sont intégrés par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts par le présent prospectus simplifié, conformément à la législation en valeurs mobilières de la Colombie-Britannique, de l'Alberta, de l'Ontario et du Québec. Pour les besoins de la province de Québec, à notre connaissance, le présent prospectus simplifié, complété par le dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

FRASER MACKENZIE LIMITED

Par : *« Richard Goldstein »*

Richard Goldstein
Directeur des services bancaires d'investissement

PACIFIC INTERNATIONAL SECURITIES INC.

Par : *« Jim Defer »*

Jim Defer
Vice-président, financement des sociétés

DLOUHY MERCHANT GROUP INC.

Par : *« Peter Dlouhy »*

Peter Dlouhy
Vice-président

A|S|C
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

BIOMS MEDICAL CORP.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Ontario and Québec have been issued for a Short Form Prospectus of the above issuer dated March 14, 2005.

DATED at Calgary, Alberta this March 15, 2005

"Mavis Legg"
Mavis Legg
Manager Securities Analysis

SEDAR Project # 00740957

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Kevin Giese, the Chief Executive Officer and a Director of BioMS Medical Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of BIOMS MEDICAL CORP. (the Issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 18, 2005



Kevin Giese
President, Chief Executive Officer and Director

A/007248000/32248.1

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Don Kimak, the Chief Financial Officer of BioMS Medical Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of BIOMS MEDICAL CORP. (the Issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: February 18, 2005



Don Kimak
Chief Financial Officer



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Company Name	Date of Filing	Document Type	File Format	File Size
BioMS Medical Corp.				
	Mar 15 2005	MRRS Decision Document (Final)	PDF	11 K
	Mar 14 2005	Audited annual financial statements - French	PDF	122 K
	Mar 14 2005	Auditors' consent letter	PDF	102 K
	Mar 14 2005	Consent letter of issuer's legal counsel	PDF	12 K
	Mar 14 2005	Consent letter of underwriters' legal counsel	PDF	31 K
	Mar 14 2005	Final short form prospectus - English	PDF	57 K
	Mar 14 2005	Final short form prospectus - French	PDF	66 K
	Mar 14 2005	MD&A - French	PDF	33 K
	Mar 14 2005	Underwriting or agency agreement	PDF	35 K
	Mar 11 2005	Annual information form - French	PDF	197 K
	Mar 11 2005	Audited annual financial statements - French	PDF	48 K
	Mar 11 2005	MD&A - French	PDF	34 K
	Feb 24 2005	Notice of the meeting and record date - English	PDF	142 K
	Feb 23 2005	Form 52-109FT1 - Certification of Annual Filings - CEO	PDF	38 K
	Feb 23 2005	Form 52-109FT1 - Certification of Annual Filings - CFO	PDF	28 K
	Feb 23 2005	Preliminary Receipt	PDF	17 K
	Feb 22 2005	MRRS Decision Document (Preliminary)	PDF	11 K
	Feb 22 2005	Preliminary short form	PDF	63 K

	prospectus - English		
Feb 22 2005	Preliminary short form prospectus - French	PDF	71 K
Feb 18 2005	Audited annual financial statements - English	PDF	105 K
Feb 18 2005	MD&A - English	PDF	27 K
Feb 18 2005	News release - English	PDF	26 K
Feb 16 2005	News release - English	PDF	18 K
Dec 13 2004	News release - English	PDF	15 K
Dec 10 2004	News release - English	PDF	18 K
Dec 9 2004	News release - English	PDF	22 K
Dec 9 2004	News release - English	PDF	3 K
Nov 17 2004	Other	PDF	8 K
Nov 12 2004	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	59 K
Nov 12 2004	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	58 K
Nov 12 2004	Interim financial statements - English	PDF	83 K
Nov 12 2004	MD&A - English	PDF	673 K
Nov 12 2004	News release - English	PDF	23 K
Oct 26 2004	News release - English	PDF	9 K
Oct 13 2004	News release - English	PDF	7 K
Aug 26 2004	News release - English	PDF	8 K
Aug 13 2004	Other	PDF	79 K
Aug 12 2004	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	61 K
Aug 12 2004	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	120 K
Aug 12 2004	Interim financial statements - English	PDF	899 K
Aug 12 2004	MD&A - English	PDF	769 K
Aug 5 2004	News release - English	PDF	17 K
Jul 5 2004	Report of voting results	PDF	7 K
Jun 7 2004	Cover letter	PDF	8 K
Jun 7 2004	Material change report - English	PDF	9 K
Jun 7 2004	News release - English	PDF	19 K
May 26 2004	Other	PDF	8 K
May 20 2004	Annual report - English	PDF	3410 K
May 20 2004	Other	PDF	42 K
May 19 2004	Annual information form - English	PDF	77 K
May 19 2004	Form of proxy - English	PDF	130 K
May 19 2004	Management information	PDF	49 K

	circular - English		
May 19 2004	MD&A - English	PDF	22 K
May 19 2004	Notice of meeting - English	PDF	9 K
May 19 2004	Other	PDF	8 K
May 18 2004	News release - English	PDF	76 K
May 18 2004	News release - English	PDF	19 K
May 17 2004	News release - English	PDF	172 K
May 17 2004	News release - English	PDF	214 K
May 14 2004	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	7 K
May 14 2004	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	6 K
May 14 2004	Interim financial statements - English	PDF	892 K
May 7 2004	Audited annual financial statements - English	PDF	1466 K
May 7 2004	MD&A - English	PDF	22 K
May 7 2004	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	PDF	15 K
Apr 28 2004	Final Receipt	PDF	85 K
Apr 21 2004	Notice of the meeting and record date - English	PDF	10 K
Mar 23 2004	Press release - English	PDF	12 K
Mar 18 2004	Cover letter	PDF	15 K
Mar 18 2004	Material change report - English	PDF	7 K
Mar 18 2004	Press release - English	PDF	12 K
Jan 13 2004	MRRS Decision Document (Final)	PDF	15 K
Jan 12 2004	Auditors' consent letter	PDF	37 K
Jan 12 2004	Consent letter of issuer's legal counsel	PDF	7 K
Jan 12 2004	Consent letter of underwriters' legal counsel	PDF	6 K
Jan 12 2004	Final short form prospectus - English	PDF	52 K
Jan 12 2004	Final short form prospectus - French	PDF	160 K
Jan 8 2004	Press release - English	PDF	18 K
Dec 29 2003	Preliminary Receipt	PDF	11 K
Dec 24 2003	MRRS Decision Document (Preliminary)	PDF	15 K
Dec 24 2003	Press release - English	PDF	18 K
Dec 23 2003	Annual report - French	PDF	18 K
Dec 23 2003	Audited annual financial	PDF	50 K

	statements - French		
Dec 23 2003	Interim financial statements - French	PDF	36 K
Dec 23 2003	Interim MD & A - French	PDF	15 K
Dec 23 2003	Preliminary short form prospectus - English	PDF	47 K
Dec 23 2003	Preliminary short form prospectus - French	PDF	56 K
Dec 22 2003	Management proxy / information circular - French (BC, ON - Form 30, QC)	PDF	197 K
Dec 22 2003	Material change report - French	PDF	106 K
Dec 22 2003	Press release - English	PDF	90 K
Dec 22 2003	Renewal annual information form - French	PDF	262 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition	PDF	8 K

	of a recipient agency		
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Nov 28 2003	Confirmation of mailing	PDF	7 K
Nov 28 2003	Press release - English	PDF	19 K
Nov 27 2003	Interim financial statements - English	PDF	91 K
Nov 27 2003	Interim MD & A - English	PDF	14 K
Nov 21 2003	Press release - English	PDF	17 K
Oct 29 2003	Press release - English	PDF	9 K
Sep 24 2003	Press release - English	PDF	7 K
Sep 19 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K

Sep 3 2003	Confirmation of mailing	PDF	7 K
Aug 29 2003	Interim financial statements - English	PDF	27 K
Aug 29 2003	Interim MD & A - English	PDF	12 K
Aug 29 2003	Press release - English	PDF	40 K
Aug 8 2003	Press release - English	PDF	17 K
Aug 8 2003	Press release - English	PDF	7 K
Aug 7 2003	Notice of intention	PDF	18 K
Aug 7 2003	Notice of intention	PDF	9 K
Aug 7 2003	Notice of intention	PDF	9 K
Jul 29 2003	Other	PDF	1460 K
Jul 16 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Jun 3 2003	Other	PDF	4 K
Jun 2 2003	Confirmation of mailing	PDF	8 K
May 29 2003	Interim financial statements - English	PDF	39 K
May 29 2003	Interim MD & A - English	PDF	12 K
May 26 2003	Material change report - English	PDF	14 K
May 23 2003	Press release - English	PDF	11 K
May 21 2003	Press release - English	PDF	11 K
May 20 2003	Annual report - English	PDF	386 K
May 20 2003	Audited annual financial statements - English	PDF	65 K
May 20 2003	BC Form 51-901F	PDF	27 K
May 20 2003	Certificate re dissemination to shareholders	PDF	6 K
May 20 2003	Confirmation of mailing	PDF	6 K
May 20 2003	Form of proxy - English	PDF	14 K
May 20 2003	Management proxy / information circular - English (BC, ON - Form 30, QC)	PDF	51 K
May 20 2003	Notice of meeting - English	PDF	7 K
May 20 2003	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	PDF	15 K
May 20 2003	Other	PDF	75 K
May 20 2003	Renewal annual information form - English	PDF	91 K
Apr 21 2003	Notice of the meeting and record date - English	PDF	8 K
Apr 1 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	82 K
Mar 7 2003	Press release - English	PDF	68 K
Feb 20 2003	Press release - English	PDF	92 K

Jan 13 2003	Cover letter	PDF	77 K
Jan 13 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	80 K
Jan 8 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	85 K
Dec 20 2002	Press release - English	PDF	85 K
Dec 6 2002	Press release - English	PDF	74 K
Dec 5 2002	Cover letter	PDF	74 K
Dec 5 2002	Press release - English	PDF	83 K
Nov 29 2002	Confirmation of mailing	PDF	9 K
Nov 29 2002	Press release - English	PDF	15 K
Nov 28 2002	BC Form 51-901F	PDF	34 K
Nov 28 2002	Interim financial statements - English	PDF	54 K
Nov 19 2002	Press release - English	PDF	8 K
Nov 6 2002	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Oct 18 2002	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Oct 17 2002	Press release - English	PDF	8 K
Sep 25 2002	Material change report - English	PDF	108 K
Sep 25 2002	Press release - English	PDF	47 K
Sep 5 2002	Press release - English	PDF	8 K
Aug 30 2002	Confirmation of mailing	PDF	8 K
Aug 29 2002	BC Form 51-901F	PDF	17 K
Aug 29 2002	Interim financial statements - English	PDF	48 K
Aug 29 2002	Press release - English	PDF	8 K
Aug 27 2002	Press release - English	PDF	7 K
Aug 6 2002	MRRS Decision Document (AIF)	PDF	16 K
Jul 30 2002	Annual information form - English	PDF	95 K
Jun 14 2002	Confirmation of mailing	PDF	8 K
May 31 2002	Press release - English	PDF	8 K
May 31 2002	Press release - English	PDF	10 K
May 30 2002	BC Form 51-901F	PDF	18 K
May 30 2002	Interim financial statements - English	PDF	32 K
May 28 2002	Press release - English	PDF	8 K
May 21 2002	Certificate re dissemination to shareholders	PDF	9 K
May 21 2002	Form of proxy - English	PDF	14 K
May 21 2002	Management proxy /	PDF	110 K

	information circular - English (BC, ON - Form 30, QC)		
May 21 2002	Notice of meeting - English	PDF	9 K
May 21 2002	Other	PDF	12 K
May 17 2002	Audited annual financial statements - English	PDF	39 K
May 17 2002	BC Form 51-901F	PDF	27 K
May 17 2002	Other	PDF	730 K
May 9 2002	Press release - English	PDF	8 K
May 9 2002	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Apr 26 2002	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Apr 23 2002	Notice of the meeting and record date - English	PDF	7 K
Apr 18 2002	Press release - English	PDF	27 K
Apr 3 2002	Notice of alternative form of AIF	PDF	30 K
Mar 27 2002	Press release - English	PDF	28 K
Mar 15 2002	Press release - English	PDF	26 K
Feb 15 2002	Material change report - English	PDF	44 K
Feb 15 2002	Press release - English	PDF	22 K
Jan 8 2002	Press release - English	PDF	6 K
Dec 4 2001	Confirmation of mailing	PDF	6 K
Dec 4 2001	Letter concerning the addition of a recipient agency	PDF	9 K
Nov 29 2001	BC Form 51-901F	PDF	25 K
Nov 29 2001	Interim financial statements - English	PDF	30 K
Nov 9 2001	Press release - English	PDF	7 K
Oct 24 2001	Material change report - English	PDF	9 K
Oct 24 2001	Press release - English	PDF	8 K
Sep 25 2001	Press release - English	PDF	8 K
Sep 20 2001	Confirmation of mailing	PDF	9 K
Sep 17 2001	Press release - English	PDF	9 K
Aug 31 2001	Other material contract(s)	PDF	947 K
Aug 30 2001	Auditors' comfort letter	PDF	5 K
Aug 30 2001	Consent letter(s) of other expert(s)	PDF	9 K
Aug 30 2001	Escrow agreement	PDF	57 K
Aug 30 2001	Final long form prospectus - English	PDF	252 K
Aug 30 2001	Form 61 (BC)	PDF	32 K

Aug 30 2001	Interim financial statements - English	PDF	37 K
Aug 30 2001	MRRS Decision Document (Final)	PDF	8 K
Aug 30 2001	Other	PDF	5 K
Aug 30 2001	Other	PDF	43 K
Aug 30 2001	Other	PDF	160 K
Aug 30 2001	Other material contract(s)	PDF	49 K
Aug 30 2001	Underwriting or agency agreement	PDF	64 K
Aug 29 2001	Other material contract(s)	PDF	49 K
Aug 29 2001	Other material contract(s)	PDF	160 K
Aug 20 2001	Other	PDF	21 K
Aug 20 2001	Other material contract(s)	PDF	108 K
Aug 20 2001	Other material contract(s)	PDF	29 K
Aug 20 2001	Other material contract(s)	PDF	193 K
Aug 20 2001	Other material contract(s)	PDF	24 K
Aug 20 2001	Other material contract(s)	PDF	24 K
Aug 20 2001	Other material contract(s)	PDF	16 K
Aug 20 2001	Other material contract(s)	PDF	71 K
Aug 20 2001	Other material contract(s)	PDF	28 K
Aug 3 2001	Material change report - English	PDF	13 K
Aug 3 2001	Material change report - English	PDF	12 K
Aug 3 2001	Press release - English	PDF	7 K
Jul 3 2001	MRRS Decision Document (Preliminary)	PDF	8 K
Jun 29 2001	Cross-reference sheet	PDF	7 K
Jun 29 2001	Preliminary long form prospectus - English	PDF	375 K
Jun 29 2001	Resolutions approving preliminary prospectus and financial statements	PDF	10 K
Jun 1 2001	Confirmation of mailing	PDF	4 K
May 31 2001	Form 61 (BC)	PDF	34 K
May 31 2001	Interim financial statements - English	PDF	40 K
May 23 2001	Confirmation of mailing	PDF	6 K
May 18 2001	Audited annual financial statements - English	PDF	30 K
May 18 2001	Form 61 (BC)	PDF	24 K
May 18 2001	Form of proxy - English	PDF	15 K
May 18 2001	Management proxy / information circular - English (BC, ON - Form 30, QC)	PDF	295 K

May 18 2001	Notice of meeting - English	PDF	12 K
May 18 2001	Other	PDF	12 K
May 2 2001	Cover letter	PDF	9 K
May 2 2001	Material change report - English	PDF	12 K
May 2 2001	Material change report - English	PDF	11 K
May 2 2001	Press release - English	PDF	9 K
Apr 20 2001	Notice of the meeting and record date - English	PDF	4 K
Apr 12 2001	Press release - English	PDF	8 K
Mar 16 2001	Cover letter	PDF	9 K
Mar 16 2001	Material change report - English	PDF	15 K
Mar 16 2001	Material change report - English	PDF	14 K
Dec 5 2000	MRRS Decision Document (Final)	PDF	8 K
Dec 4 2000	Amendment to (or amended) final prospectus - English	PDF	70 K
Dec 4 2000	Auditors' consent letter	PDF	5 K
Dec 4 2000	Material contracts	PDF	57 K
Nov 24 2000	Cross-reference sheet	PDF	5 K
Nov 24 2000	Directors' resolutions	PDF	9 K
Nov 24 2000	Other material contracts	PDF	56 K
Oct 3 2000	MRRS Decision Document (Preliminary)	PDF	8 K
Sep 29 2000	Auditors' negative assurance letter	PDF	7 K
Sep 29 2000	Cross-reference sheet	PDF	5 K
Sep 29 2000	Directors' resolutions	PDF	21 K
Sep 29 2000	Material contracts	PDF	56 K
Sep 29 2000	Preliminary prospectus - English	PDF	80 K